08045151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Received SEC

APR 25 2008

Washington, DC 20549

VITABIO, INC.

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

969-G Edgewater Blvd., Suite168, Foster City, CA 94404
(775) 552-9817

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

1329 Hwy 395N, Ste. 10-289, Gardnerville, NV 89410

(775) 552-9817

(Name, address, including zip code, and telephone number, including area code, of agent for service)

B

4955

(Primary Standard Industrial Classification Code Number)

26-0351319

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Abdulmajid Sharif, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
1830 Gauthier St.
Montreal, Quebec, H2K 1A2

Ms. Suzanne Charlebois, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
996 Bruant Des Marais,
Magog, Quebec J1X 7S5

b. the issuer's officers;

Mr. Abdulmajid Sharif, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
1830 Gauthier St.
Montreal, Quebec, H2K 1A2

Ms. Suzanne Charlebois, Director
Business Address
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Residential Address
996 Bruant Des Marais,
Magog, Quebec J1X 7S5

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Arthur Cheng-Hsin Wu, owns Nine Million, Seven Hundred Fifty Thousand (9,750,000) shares of common stock of the Company (97.50% of the total issued and outstanding in common shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Arthur Cheng-Hsin Wu is a shareholder of the Company (See Item 1(d) above.

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Arthur Cheng-Hsin Wu is a shareholder of the Company (See Item 1(d) above.

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005 Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon Blue Sky or manual exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of California pursuant to an exemption provided under California laws.

ITEM 5. Unregistered Securities Issued or Sold within one year

There have been no sales of unregistered securities within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Names/Identities of Persons to whom Securities Issued	Title of Security COMMON	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Abdulmajid Sharif	Common	100,000	6/15/2007	$ 10.00
Suzanne Charlebois	Common	100,000	6/15/2007	$ 10.00
Hrair Melkonian	Common	50,000	6/15/2007	$ 5.00
Arthur Cheng-Hsin Wu	Common	9,750,000	6/15/2007	$ 975.00
TOTAL Common shares		10,000,000		$ 1,000.00

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: VitaBio, Inc.

(b) The Mailing address of the issuer's principal executive office: 1329 Hwy 395N, Suite 10-289, Gardnerville, NV 89410,
Tel: (775) 552-9817

(c) Date of Offering Circular: April 24, 2008

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 10,000,000 (Ten Million) shares of Common Stock outstanding that were held of record. There will be a maximum of Four Hundred Ten Million (410,000,000) shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions [1]**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000.00	N/A	$4,000,000.00

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"
(j) Approximate date of commencement of proposed sale to the public: May 26, 2008

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 114 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions [1]	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000.00	N/A	$4,000,000.00

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name:	VITABIO, INC.
State and date of incorporation:	Nevada, November 30, 2006
Street address of principal office:	1329 Hwy 395N Ste. 10-289, Gardnerville, NV 89410
Company Telephone Number:	(775) 552-9817
Fiscal year:	December 31

Person(s) to contact at Company with respect to offering: Mr. Abdulmajid Sharif
Telephone Number (if different from above):

VitaBio, Inc. ("Vitabio" or the "Company") is a Nevada corporation incorporated in November 2006 to develop and commercialize new technologies that are economically and environmentally sound, in the remediation services business. Vitabio's objective is to become the leading bioremediation company worldwide. On November 30, 2006, the company consummated a share exchange agreement wherein the shareholders of VitaBio, Inc. (a California corporation), exchanged their shares of VitaBio, Inc. (California) for shares of VitaBio, Inc. (Nevada).

VitaBio has developed unique bioremediation technologies and products that serve the environmental field by assisting industries to clean up hazardous and non-hazardous waste and by utilizing the Company's proprietary "second fermentation" technology, convert oily and/or industrial sludge into organic fertilizer.

At this time, the Company is not engaged in the commercial sale of any of its technologies. Its operations to date have been limited to developing the technologies, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on these products to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that one of their products is commercially ready for use. Please refer to *Item 6 Business of the Company, Technologies*, in this offering circular for detailed information regarding the Company's technologies and commercial readiness. The Company can not predict whether it will be successful in commercializing its products and services.

VitaBio has developed three areas of business all of which is interlinked but can be operated as separate businesses/units:

Environmental Services

- Sludge Treatment
- Environmental Cleaning

- Contracted Environmental Services

Resources Recovery

- Bitumen/Asphalt Material Supply
- Plastic Materials Recycling

Agriculture

- Crop Growing and Fertilizer
- Aquaculture
- Animal Farming

VitaBio plans to establish a regional sludge treatment facility in northern California which will treat chemical and oily sludge materials for the US domestic and industrial markets. At the time the Company was established, this region was the primary choice for location though was rejected in favor of Indonesia/Asia due to the high cost of real estate and the lack of receptivity for environmentally themed business initiatives. The growing interest and establishment of the Company's technologies overseas had at that time persuaded the Company to concentrate its efforts on establishing facilities abroad. Now, due to several factors including the State's recent environmentally conscious initiatives, the country's current financial market, the weakening US dollar, as well as staffing/technology knowledgability in the region, the Company has returned to its primary choice for establishment in northern California.

The following patent applications have been assigned to the Company's 100% owned subsidiary, VITABIO, INC., a California Company (please refer to the Patent Assignment Agreement and the Acquisition Agreement located in the Exhibits section of this Offering).

- Downwash Process Bioremediation System, US patent-pending US11/505,181 (previously held by the inventor, Mr. Arthur C. Wu.).
- Air Pollutants Reduction System, US patent pending US11/505,071 (previously held by the inventor, Mr. Arthur C. Wu).

The Company's other technologies are based upon the following patents previously held by the inventor(s) of the technologies. The patents have now expired:

- Thermal Conversion Pyrolysis System, US patent: 5411714, Taiwan patent: 00221485. This patent describes a technology to convert waste tire, rubber, plastic materials, and asphalt materials into oil (patent previously held by Mr. Arthur C. Wu and Ms. Sabrina Chen).
- Aromatic Chemicals Capture and Removal from wasted water and sludge, Taiwan patent: 00494088 (July 2002). This patent describes a technology to capture and to remove toxic substitutes such as aromatic chemicals. Within the category of aromatic chemicals, major concerns are Dioxins that are generated from incineration and Agent Orange that was used during the Vietnam War period (patent previously held by Mr. Arthur C. Wu).
- Heavy metals stabilized and removal from soil, Taiwan patent: I 237583 (August, 2005). This patent describes a technology to stabilize and remove the heavy metal particles from soil (patent previously held by Mr. Arthur C. Wu).

These expired patents continue to be relevant to the Company's business plan, though the previously listed patent application currently pending, Downwash Process Remediation System, significantly increases the efficiency of these processes. The Company will use this newer technology symbiotically with the technology of the expired patents.

The Company has retained an independent contractor, Circletex Corp., 300 Center Ave., Suite 202, Bay City, Michigan 48708, for the purpose of assisting the Company with administrative services and consulting advice. Billie Cnudde is Circletex Corp.'s Manager of Public Company Services. Please refer to the exhibits section of this Offering for the executed contract.

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N Ste. 10-289, Gardnerville, NV 89410 Tel: (775) 552-9817.

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold 10,000,000 shares. This means that about 97.56% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has No Operating History. There is no assurance that we will be profitable in the future: The Company has no operating history. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the hazardous waste management industry. The Company may continue to incur substantial operating losses even if it begins to generate revenues from its operations. The Company's future operating results will depend on many factors, including:

- its ability to raise adequate working capital;
- success of its research and development;
- demand for bioremediation services;
- the level of its competition;
- its ability to attract and maintain key management and employees; and
- its ability to efficiently develop and produce bioremediation solutions while maintaining quality and operating costs.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, the actual results may differ substantially from those that are currently anticipated.

We are dependent upon the success and market acceptance of Bioremediation Products. The failure of the Bioremediation Products market to develop as we anticipate, would adversely affect our business: The Company's success is largely dependent on increased market acceptance of bioremediation solutions. Potential customers for bioremediation systems may be reluctant to adopt bioremediation systems as an alternative to more traditional sludge treatment systems that are available in the market. If general acceptance of bioremediation solutions does not continue to grow, then the Company's revenues may be significantly reduced.

Our Bioremediation Products technologies are unproven on a large-scale commercial basis and performance could fail to meet projections, which could render our business worthless.
The technologies being pursued by us for bioremediation have not been demonstrated on a commercial scale. All of the tests conducted to date by us with respect to our technologies have been performed on limited quantities, and we cannot assure you that the same or similar results could be obtained at competitive costs on a large-scale commercial basis. The Downwash Process Bioremediation System has been tested in the field while using the Company's Aromatic Chemical Capture and Removal from Wastewater and Sludge process however in order for this technology to become commercially viable more field testing needs to be completed. The Air Pollutants Reduction System technology has been tested in a laboratory environment and is not yet commercially viable. We have never utilized these technologies under the conditions or in the volumes that will be required to be profitable and cannot predict all of the difficulties that may arise. It is possible that the technologies, when used, may require further research, development, design and testing prior to larger-scale commercialization, if that is possible. Accordingly, we cannot assure you that these technologies will perform successfully on a large-scale commercial basis or at all.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights: The Company considers its technology and procedures proprietary. In particular, the Company depends substantially on its patent for the technology involved in its products. If the Company is unable to adequately protect or enforce the proprietary aspects of its technology, competitors could be able to access its proprietary technology and imitate its products. The Company protects its intellectual property through a combination of patent, copyright, trademark and trade secret laws, third party nondisclosure agreements and similar means. Despite these efforts, other parties may attempt to disclose, obtain or use these technologies or independently develop products that are substantially equivalent or superior to the Company's products or designs that circumvent the Company's patents.

The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to use products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) reformulating products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

If we fail to comply with government laws and regulations it could have a materially adverse effect on the Company: The environmental remediation business is subject to substantial regulations promulgated by governmental agencies, including environmental protection agencies, various regional or state agencies and local authorities. Government, state and local environmental laws and regulations, govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of hazardous materials and the remediation of contaminated sites. The Company's business will involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of government, state and local laws and regulations and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require permits and compliance with various other requirements. Governmental authorities may seek to impose fines and penalties on the Company, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. The Company will also be exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

If we fail to obtain and maintain government and state license, permits, approvals or authorizations it could result in the closure of our facilities: Certain aspects of the environmental industry are highly regulated. The Company may be required to have government, state and local governmental licenses, permits and approvals for its facilities and services. The Company cannot be certain as to the successful outcome of any application for any such license, permit or approval. In addition licenses, permits and approvals once granted may be subject to revocation or modification under a variety of circumstances. In addition, the Company may be required to obtain additional operating licenses, permits or approvals if new environmental legislation or regulations are enacted or promulgated or existing legislation or regulations are amended, reinterpreted or enforced differently than in the past. Any new requirements that raise compliance standards may require the Company to modify its procedures and/or technologies to conform to more stringent regulatory requirements. Failure to comply with the conditions of, applicable licenses, permits or approvals could adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to continue to comply with all of the applicable environmental and other regulatory requirements.

The microbial remediation portion of the business is largely unregulated. As this business grows it is likely that government regulation will increase. The Company cannot predict how the regulations may evolve or whether they may require increased capital and/or operating expenditures to comply with the new regulations.

Insurance costs may be significant. If the cost of carrying insurance continues to increase significantly, this could have an adverse impact on the Company's financial condition: Environmental remediation operations may expose the Company's employees and others to dangerous and potentially toxic quantities of hazardous products. Such products can cause cancer and other debilitating diseases. Although the Company will take extensive precautions to minimize worker exposure and has not experienced any such claims from workers or others, there can be no assurance that, in the future, it will avoid liability to persons who contract diseases that may be related to such exposure. Such persons potentially include employees, persons occupying or visiting facilities in which contaminants are being, or have been, removed or stored, persons in surrounding areas, and persons engaged in the transportation and disposal of waste material. The Company may also be exposed to liability from the acts of its subcontractors or other contractors on a work site. The costs related to obtaining and maintaining workers compensation, professional and general liability insurance and health insurance has been increasing. If the cost of carrying this insurance continues to increase significantly, this could have an adverse impact on the Company's financial condition.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Our principal shareholder has significant influence over our company which could make it impossible for the public stockholders to influence the affairs of the Company: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 2.38% of the outstanding Common Stock will be held by a principal shareholder of the Company, Mr. Wu. Thus, the present majority stockholder, Mr. Wu, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

General economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.00004 per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 410,000,000 shares of Common Stock to be outstanding following this offering, 10,000,000 shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. As of this date, Mr. Arthur Cheng-Hsin Wu, owns Nine Million, Seven Hundred Fifty Thousand (9,750,000) shares of common stock of the Company (97.50% of the total issued and outstanding in common shares). Mr. Arthur C. Wu is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Mr. Abdulmajid Sharif, President, CEO and Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the Company (1% of the total issued and outstanding in common shares). Mr. Abdulmajid Sharif is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Ms. Suzanne Charlebois, Secretary, Treasurer & Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the Company (1% of the total issued and outstanding in common shares). Ms. Suzanne Charlebois is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. Hrair Melkonian, Shareholder of the Company, owns Fifty Thousand (50,000) shares of common stock of the Company (0.50% of the total issued and outstanding in common shares). Mr. Hrair Melkonian is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock. Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of December 31, 2007, the Company had a net pro forma net tangible book value of $100,037, or approximately $(0.01004) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2007 would have been $4,100,037, or $0.0100 per share. This represents an immediate decrease in net tangible book value of $ 0.00004 per share to existing stockholders and an immediate increase in net tangible book value of $ 0.00004 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur an immediate increase. This is illustrated in the following table:

Assumed initial offering price per share	$0.01
Pro forma net tangible book value per share as of December 31, 2007	$0.01004
Increase per share attributable to new investors	$0.00004
Dilution per share to new investors	$0.00000

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds and the Company may seek additional financing in order to execute its business plans. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The following description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. The Company will use the proceeds of this Offering as set forth herein however, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	$800,000	20%
Lease of Office Space	$100,000	2.5%
Construction of Sludge Treatment Facility in California	$1,700,000	42.5%
Research & Development for New Product: Construction of Prototype Facility in California.	$820,000	20.5%
Marketing/Advertising/Promotion	$330,000	8.25%
Legal/Accounting/Professional Fees	$250,000	6.25%
Total Use of Proceeds*	$4,000,000	100.0%

1. Working Capital. The Company plans to expand its staff. Working capital will support the administration and management of the development of its bio-remediation range of products and services. The breakdown of proceeds is as follows:
    - Administrative staffing and support $ 200,000
    - Operations staffing and support $ 600,000

2. Leasing Offices Space. The Company will seek to expand the Company locations both domestically and internationally. The Company anticipates leasing office facilities in the United States, Taiwan, and China. This expansion will allow the Company to offer its proprietary products globally. The proceeds from this offering will allow for the US lease fees of at least one regional office, the location of which have yet to be determined, though will be based in part upon market potential of the Company's products/services in a particular region.

3. Construction of a Sludge Treatment Facility in California. The company intends to build a facility in northern California to treat sludge materials including chemical sludge and oily sludge for the US domestic market. As this facility gains profits, the Company intends to build another facility in Indonesia to treat similar materials for Indonesia and the Asia-Pacific market while expanding its capabilities throughout the United States.

4. Research & Development for New Product. With a portion of the funds generated from this Offering, the Company anticipates building a prototype facility in northern California for its Air Pollutants Reduction System technology.

5. Marketing/Advertising/Promotion. The Company anticipates hiring marketing staff or a public relations firm to enhance its marketing effort. The funds received from this Offering will be allocated as follows:
   - Marketing Staff or Firm $ 180,000
   - Advertising $ 150,000

6. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors as well as the possibility of purchasing permits or licenses which is dependent upon the government's regulations. The use of proceeds gained by this offering can be broken-down as follows:
   - Legal and Accounting $ 100,000
   - Permits, Licenses, consultants and patent/trademark assignments $ 150,000

   The Company has reserved the amount of $82,000 for expenses related to this Offering
   - Legal and Accounting $ 40,000
   - Consultants, Patent/Trademark Assignments $ 42,000

   The fees reserved for operational activities can thus be summarized:
   - Legal and Accounting $ 60,000
     (Legal reviewing of documents, governmental regulations and internal operations)
     (Standard Accounting operations as well as audited GAAP statements to be provided per requirements for a trading, reporting company.)
   - Permits, Licenses, Consultants, Patents/Trademarks $ 108,000

Should the Company fail to generate the maximum amount of funds with this Offering ($4,000,000), the Company will temporarily postpone the construction of the prototype facility until the profits generated from the sludge treatment facility are sufficient for this purpose. The use of proceeds, $1,378,000 less than the maximum, will then be allocated as follows:

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital (Admin $100,000) (Operations $400,000)	$500,000	19%
Lease of Office Space	$50,000	2%
Construction of Sludge Treatment Facility in California	$1,700,000	65%
Marketing/Advertising/Promotion (Staff or Firm $100,000) (Advertising $100,000)	$200,000	7%
Legal/Accounting/Professional Fees (Legal/Act $80,000) (Permits, etc $92,000) Broken down as follows: Offering Expenses Legal/Accounting $40,000 Consultants, Assignments $42,000 Operating Expenses Legal/Accounting $40,000 Permits, etc. $70,000	$172,000	7%
Total Use of Proceeds*	**$2,622,000**	**100.0%**

Should the Company fail to generate the above amount of funds with this Offering ($2,622,000), the Company will temporarily postpone establishing an additional regional office as well as scale down the construction of the Sludge Treatment Facility in northern California. The smaller facility would thus take longer to generate the profits needed to implement the Company's business plan.

Should the use of proceeds gained from this offering be $3,000,000 less than the maximum, the funds will be allocated as follows:

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital - Operations	$118,000	12%
Construction of Sludge Treatment Facility in California	$800,000	80%
Legal/Accounting/Professional Fees (Legal/Act $40,000) (Permits, etc $42,000)	$82,000	8%
Total Use of Proceeds	$1,000,000	100.0%

Should the use of proceeds gained from this offering be $3,600,000 less than the maximum, the Company will then construct a portable unit and concentrate on smaller opportunities until additional funds can be secured from a financial institution (bank loan). The funds will be allocated as follows:

DESCRIPTION	AMOUNT	PERCENTAGE
Construction of Sludge Treatment Facility in California	$340,000	85%
Legal/Accounting/Professional Fees (Legal/Act $40,000)	$40,000	10%
Total Use of Proceeds	$400,000	100.0%

Should the use of proceeds gained from this offering be $3,900,000 less than the maximum, the Company will then construct a much smaller portable unit and concentrate on smaller opportunities until additional funds can be secured from a financial institution (bank loan). The funds will be allocated as follows:

DESCRIPTION	AMOUNT	PERCENTAGE
Construction of Sludge Treatment Facility in California	$340,000	85%
Legal/Accounting/Professional Fees (Legal/Act $40,000)	$40,000	10%
Total Use of Proceeds	$400,000	100.0%

Should less than $100,000 be received from this sale, the Company would cancel the offering, return the funds to the investors and seek financing through bank loan(s) to progress forward with the business plan.

The Company would then look to raise additional capital to complete its business plan additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

Item 6 The Business of the Company

VitaBio, Inc. ("Vitabio" or the "Company") has developed unique bioremediation technologies and products that serve the environmental field by assisting industries to clean up hazardous and non-hazardous waste and by utilizing the Company's proprietary "second fermentation" technology, convert oily and/or industrial sludge into organic fertilizer. At this time, the Company is not engaged in the commercial sale of any of its technologies.

Bioremediation can be defined as any process that uses microorganisms, fungi, green plants or their enzymes to return the environment altered by contaminants to its original condition. Bioremediation may be employed to attack specific soil contaminants, such as degradation of chlorinated hydrocarbons by bacteria. An example of a more general approach is the cleanup of oil spills by the addition of nitrate and/or sulfate fertilizers to facilitate the decomposition of crude oil by indigenous or exogenous bacteria.

Management believes that the advantages of its bioremediation technologies and products are:

- Cost effective clean up remediation operation
- On-site application clean up of entire area including ground water
- Decomposition of hazardous and toxic chemical contaminants
- Environmentally safe operation

Additionally, VitaBio has successfully developed a "second fermentation" technology that is capable of converting oily and/or industrial sludge into organic fertilizer. This technology is able to convert oily sludge that previously was considered hazardous waste into a resource reusable form.

VitaBio plans to establish regional sludge treatment business facility in California. The Company intends to build an integrated facility in Indonesia to treat sludge materials including chemical sludge and oily sludge for the US domestic market as well as the Asian-Pacific and Indonesian markets. VitaBio currently has received interest in environmental services from the Municipal of Central Lombok County and Korea.

VitaBio previously worked with Exxon-Mobile of Indonesia as the technical provider to construct one bioremediation facility at Aceh, Indonesia during 2003. The facility met Exxon-Mobile expectations for environmental objectives, thus, validating VitaBio's technical know-how. The Company became the leading bioremediation technical provider after completing this project. However, the Aceh area was heavily damaged by the Tsunami disaster and Exxon-Mobile decided to abandon oil/gas exploration activities in that area.

The actual project contract was signed between PPLI (Pt Prasadha Pamunah Limbah Industri), an environmental service company registered in Indonesia with EMOI (Exxon – Mobil of Indonesia, Inc.). At that time, Arthur Wu worked as a technology consultant to provide VitaBio's technology through PPLI to Exxon-Mobil Aceh oil bioremediation project in order to demonstrate this innovated bioremediation technology, since it was first of its kind in the world at that time. The project finished the first phase and the key technology has been validated, but sequent phases did not continue due to Tsunami disaster happened in that area.

Government Regulation

Various environmental protection laws have been enacted and amended in response to public concern over the environment. The Company's bioremediation operations may be subject to these evolving laws and the implementing regulations. The Company believes, however, that the requirements of these laws may ultimately contribute, in a number of respects, to the demand for its services. These laws regulate the management and disposal of wastes, control the discharge of pollutants into the air and water, provide for the investigation and remediation of contaminated land and groundwater resources and establish a pollution prevention program. In the United States, various states have implemented environmental protection laws that are similar to the applicable federal laws and, in addition, states may require, among other things, permits to maintain existing or construct additional facilities, if necessary. Entrance, and therefore competition, in the contaminated materials remediation business is limited, in part, by the requirement to obtain permits from environmental authorities to treat soils contaminated with chlorinated hydrocarbons, including PCBs.

If the Company constructs bioremediation sites in California and South East Asia, it will be required to obtain permits and meet government environmental compliance standards. The costs of obtaining permits and complying with such standards could be significant and might have a material adverse effect on the viability of expanded remediation operations.

United States

The proliferation of laws over the past decade in the United States which restrict the land filling of hazardous wastes has significantly increased the North American market for the remediation of contaminated materials. The demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated materials are located. Restrictions in the United States e.g. Environmental Protection Agency's restrictions on the land filling of pentachlorophenol and other persistent organic pollutants, such as dioxins and furans in United States landfills, has resulted in owners of certain U.S. waste sites seeking alternative treatment solutions for their hazardous waste. In addition, U.S. regulations discourage PCBs with concentrations over 50 parts per million from crossing the U.S. border.

Although the Company has not yet accessed the U.S. market, the Company believes that as environmental clean-up becomes more important, these and other similar regulations will become more strictly enforced which will be a significant opportunity for the Company. Having a facility in California as well as regional offices throughout the United States will greatly increase the opportunities for the Company's market expansion.

South East Asian Region

In the Far-East Asian region, Japan, Korea, and Taiwan, the respective local EPAs heavily regulate the sludge materials including oily sludge and chemical sludge. All of the oil refinery facilities have their own incineration operations, but their operational costs are relatively high. Their priority is to pare down their sludge treatment cost opening the door for a business opportunity for VitaBio. Although there is certain small-scale environmental service companies located in Japan and Korea to process local chemical sludge, a large number of them use illegal dumping of sludge materials. With competition from VitaBio these companies will not be able to compete in the marketplace. The Company's technical know-how, business scale, and business model will be unique in the Asian-Pacific region providing a golden opportunity to establish the Company's business and promote future growth.

In China, there are 10 regional oil refineries to service the entire area and they have minimal if any technical knowledge regarding the operational concepts relating to the handling of sludge problems. A large portion of these sludge materials are dumped into landfills resulting in the pollution of the underground water system. VitaBio has made preliminary contact with them regarding the environmental issues involved in treatment and disposal of sludge materials. The company is awaiting the decision of Indonesia concerning the proposed VitaBio sludge project.

Raw Materials and Suppliers

The company is not dependent on, nor expects to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. Raw materials are obtained on an as-needed basis and the Company does not anticipate any problems with obtaining all necessary materials in the future.

Intellectual Property

The Company has been assigned significant intellectual property in the form of patent applications and trademarks that were previously held by the inventor.

Patent Applications, Assigned March 18, 2008

Description	Application Number	Country of Origin	Date
Downwash Process Bioremediation System *	11/505,181	US	August 2006
Air Pollutants Reductions System	11/505,071	US	August 2007

* The importance of Downwash Process Bioremediation System is that this system can combine with prior know-how and experience of previous technologies. The downwash bioremediation actually can be the combination of (a) sludge bioremediation in a shorter project cycle, (b) aromatic chemical capture and removal, (c) heavy metal stabilized and removal. Together, it has an increased technology advantage compared with other potential competitors.

Expired Patents (previously held by the inventor(s) of the technologies)

Description	Patent Number	Country of Origin	Date
Thermal Conversion Pyrolysis Reactor System *	5411,714	US	May 1995
Aromatic Chemicals Capture and Removal (The Treatment of Wastewater and Sludge)	494088	Taiwan	July 2002
Heavy Metals Stabilized and Removal From Soil *	I237583	Taiwan	August 2005

Trademarks *

The Company has been or is being assigned the following trademarks.

Description	Trademark Number	Country of Origin	Date
VitaBio	75877558	US	December 1999
VitaBio	00895263	Taiwan	August 2000
VitaBio	1464170	China	October 2000

**The US Trademark has already been assigned to the Company whereas the Taiwan and China trademarks are in the process of being assigned. The required information has been submitted to the appropriate entities and the Company awaits confirmation of assignment.*

Technologies

Thermal Conversion Pyrolysis Reactor System

This technology is used to thermally decompose rubber and waste tire into oil and other residue without the actual burning of rubber materials. This technology also can be applied to thermally decomposed hazardous chemicals such as Dioxin and PCB. This technology also can be used as part of the process in the bio-fuel production to extract oil compound from bio-waste materials.

In 1991-1993, Mr. Wu, the inventor, completed a prototype of this process which was built in San Francisco, California but is not longer operating. The results of the prototype were successful (meaning the process properly decomposed rubber into oil) though the cost effectiveness/profit potential at the time of testing caused the process to be unfeasible in the market due to the price of oil (approximately $10 USD per barrel). In the current market, the cost effectiveness/profit potentiality is much higher due to the large increase in the price of oil (approximately $100 USD per barrel) over the past few years.

Future research and development of this technology will be aimed at removing and collecting toxic materials such as mercury and dioxin from soils. As the Company begins and continues to generate profits from its other technologies, funds will be allocated towards continuing the previously mentioned research and marketing the already successful components. The timing of such depends upon the Company's profitability and market potentiality.

Aromatic Chemical Capture and Removal from wastewater and sludge

This bio-chemical technology is used to capture toxic materials such as Dioxin and PCB from wastewater and sludge, and remove the toxic materials from the waste stream. When this technology combines with Thermal Conversion Pyrolysis Reactor system, the combined technology can totally destruct the toxic materials.

This technology is commercially viable. It has been successfully applied at several locations (Exxon-Mobile Oil Field in Indonesia, a Korean Reservoir, Da Guan Yuan Park in China). Continuing research and development of this technology will be aimed at making the process even more efficient and cost affordable. The primary use of proceeds from this Offering will allow the Company to construct a facility in California.

Heavy metals stabilized and removal from soil.

This technology is used to stabilize and remove from soil heavy metals such as Chromium, lead, Copper, and other heavy metals from soil. As of now, this process has been tested in a laboratory environment as well as a small scale field test. It is not yet commercially viable and will need further field testing to develop the process into being portable, cost effective and affordable.

Downwash Process Bioremediation System

This technology includes two portions. One is to biologically decompose oil sludge or other hazard materials. Second is to convert oily sludge in a more efficient fashion. This technology also can lead to construction of a deployable system in a contaminated field to perform underground oil leakage bioremediation. This process can work in tandem with two of the Company's other technologies, Aromatic Chemical Capture and Removal From Wastewater and Sludge, causing a much quicker removal and capture of chemicals/oily sludge and Heavy Metals Stabilized and Removal from Soil with similar effects.

This technology has been tested in the field while using the Company's Aromatic Chemical Capture and Removal from Wastewater and Sludge process and had shown its potential by decreasing the time needed for toxic material removal (decreased removal time from typical three months into six weeks). In order for this technology to become commercially viable more field testing needs to be completed. The Company will build a portable system for field testing to use as a prototype and demonstration unit. Very little testing is still needed to make this technology commercially viable.

Air Pollutants Reduction System

This technology is used to remove and covert air pollutants (carbon dioxide, NOx and SOx) from ambient air as well as emission exhaust from factories. The process has been tested in a laboratory environment and is not yet commercially viable, though it is close to being so. Part of the proceeds from this Offering will be allocated towards building a prototype facility in northern California in which the testing can be completed as well as serving as a type of showroom for potential customers. This technology is being developed for not only commercial applications but also for the industrial market.

The Company's priorities as to their development of the above technologies can be summarized as follows:

1st. Aromatic Chemical Capture and Removal from wastewater and sludge (funds received from this Offering will primarily be allocated towards facility construction)

2nd. Air Pollutants Reduction System (funds received from this Offering will secondarily be allocated towards prototype construction)

3rd. Downwash Process Bioremediation System (further testing to be funded through profits).

4th. Heavy Metals Stabilized and Removal From Soil (further testing to be funded through profits).

5th. Thermal Conversion Pyrolysis System (further testing to be funded through profits).

Research and Development

The Company spent approximately US$0.00 on research and development in the last fiscal year and expects to spend US$1,000,000 this year using a portion of the proceeds received from this Offering ($820,000 USD) as well as profits generated from its technologies. The Company spent approximately 0% of its fiscal year 2006 revenues on research and development.

Sales

At this time, the Company is not engaged in the commercial sale of any of its technologies. Its operations to date have been limited to developing the technologies, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on these units to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that one of their products are commercially ready for use. Please refer to *Item 6 Business of the Company, Technologies*, in this offering circular for detailed information regarding the Company's technologies and commercial readiness. The Company can not predict whether it will be successful in commercializing its products and services.

Staffing

As of September 1, 2007, the Company had 1 full time employee.

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to the following level:

Administrative	3	to 5
Marketing	3	to 5
R & D	3	to 5
Operations	20	to 60

The Company has retained an independent contractor, Circletex Corp., 300 Center Ave., Suite 202, Bay City, Michigan 48708, for the purpose of assisting the Company with administrative services and consulting advice. Please refer to the exhibits section of this Offering for the executed contract.

Principal Location

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N Ste.10-289, Gardnerville, NV 89410

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The Company's primary objective is to:

(i) continue to develop its product and services by utilizing its strong research and development capabilities to develop and commercialize new and existing technologies that are economically and environmentally sound, for the removal of industrial waste.

(ii) to build integrated facilities in California and Indonesia to treat sludge materials including chemical sludge and oily sludge for the US domestic market as well as the Asian-Pacific and Indonesian markets in general.

(iii) expand its distribution channels internationally by utilizing both direct and indirect sales organizations.

The Company expects to be profitable by the end of the third quarter of the fiscal year of 2008. The developed technologies and experience accumulated in the past, particularly in the environmental field, will have great demand in the coming near future.

Over the next twelve months the Company plans to:

- Build a Sludge Treatment Facility
- Build a prototype facility for the testing of the Air Pollutants Reduction System
- Establish another regional office elsewhere within the US.

Using the proceeds generated from this Offering, the Company would like to simultaneously begin the construction of the Sludge Treatment Facility (using the Company's Aromatic Chemical Capture and Removal from Wastewater and Sludge technology as well as the Downwash Process Bioremediation System) and a prototype facility for the Company's Air Pollutants Reduction System. Both of these facilities will be located in California. The principle steps needed to begin these constructions is the securing of properties for each as well as the hiring of contractors/builders. Once the facilities have been nearly constructed, hiring and training of staff will be undertaken. At this time, marketing efforts will begin as well. The Company estimates a time frame of six to nine months for the construction of the Sludge Treatment facility and six months for the Air Pollutants Reduction System prototype facility.

The funding needed for these steps is best outlined in the Use of Proceeds section, Item 5. Please refer to this section for a detailed break-down of the fund usage generated from this offering.

The Company believes that the funds generated from this offering will be sufficient for the Company's needs over the next twelve months.

Industry Overview

This remediation industry comprises establishments engaged in: (1) remediation and cleanup of contaminated buildings, mine sites, soil, or ground water; (2) integrated mine reclamation activities, including demolition, soil remediation, waste water treatment, hazardous material removal, contouring land, and revegetation; and (3) asbestos, lead paint, and other toxic material abatement.

The Company is developing a system to reduce carbon dioxide in the atmosphere, adding to the global warming pandemic. This system will be available for use in the commercial, industrial and residential areas. Several other projects underway involve destroying asbestos (asbestos removal is required in the US, Canada, Japan and other European countries) by an acid soaking method to destroy the asbestos chemical bound between magnesium oxide/hydroxide and silicates. Removal of magnesium oxide/hydroxide by magnetic forces, the treated asbestos material is no longer chrysotile asbestos. The treated asbestos material is destroyed further by breaking chemical silicate compound through chemical fixation. Then a neutralizing agent is used to balance the pH. The final result is an inert material for construction, destroying dioxin by combining biochemical and thermal pyrolysis destruction to collect and destruct Dioxin contents in soil and ashes. The prime market is Japan's municipal waste incinerators in which "Over 1800 incinerators burned the country's 50 million tons of solid waste for each year." (Source: ABC Radio National - A World Without Waste: *Incineration Nation - Burn or Bust?* January 14, 2006 http://www.abc.net.au/rn/features/worldwaste/japan.htm). This burning of the country's solid waste produces approximately 100kg of bottom ash and 30-50kg of fly ash (fly ash contains toxic substances, various heavy metals and dioxins) when one ton of solid waste is incinerated (Source: "Direct Speciation of Copper, Lead, Antimony, Zinc and Chromium in Municipal Solid Waste Incinerator Fly Ash by X-ray Absorption Fine Structure Spectroscopy", Environmental Science, Kyoto University.http://www.spring8.or.jp/pdf/en/res_fro/00-01/065-067.pdf)

A similar technology was used to successfully handle the Agent-Orange polluted soils in Vietnam; bioremediation of oily sludge (oil companies in Asia-Pacific regions and Middle East Asia do not have proper remediation facilities for oily sludge treatment relocation of US military base in Korea resulting in old base oil contamination clean-up) by combining biological and biochemical treatment. This technique was used in Exxon-Mobile oil field in Indonesia and was the biggest oily sludge bioremediation facility in the Asia-Pacific region; extracting asphalt (road construction in China demands more than one million tons of imported asphalt and related products annually), by extracting materials from bitumen mines located in Indonesia to make asphalt and asphalt modifiers, which is a solid particle type material used to improve petrochemical asphalt; treatment of river wastewater (most of the rivers and lakes in China, Vietnam, Thailand, Indonesia and India are polluted), by implementing a Built-In Natural Environmental Treatment (BINET) at the top of the river to take care of river wastewater and sludge that results from the industrial wastewater discharges that run directly into the rivers and lagoons.

History of Bioremediation

Naturally-occurring bioremediation and phytoremediation have been used for centuries. For example, desalination of agricultural land by phytoextraction has a long tradition. Bioremediation technology using microorganisms was reportedly invented by George M. Robinson. He was the assistant county petroleum engineer for Santa Maria, California. During the 1960's, he spent his spare time experimenting with dirty jars and various mixes of microbes (Source: http://en.wikipedia.org/wiki/US_Microbics).

Bioremediation technologies can be generally classified as *in situ* or *ex situ*. *In situ* bioremediation involves treating the contaminated material at the site while *ex situ* involves the removal of the contaminated material to be treated elsewhere. Some examples of bioremediation technologies are bioventing, land farming, bioreactor, composting, bioaugmentation, rhizofiltration, and biostimulation.

The Company holds one fundamental know-how in biotechnology. That is, know how to produce a concentrate of soil-born beneficial and diversified microorganisms in a consistent quality. It may sound easy. But in reality, trying to mix various kinds of microbes and stay in a dormant status is still a work of art, not a pure science, because nature is more complex than human being can comprehend. Once the basic is understood, this know-how becomes the foundation for developing other related technologies.

In agriculture, the microbes and enzymes are used as the soil builder to restore ecological balance in the soil, the direct benefits to farmers are to improve the crop yields and reduce pathogens. In aquaculture, the microbial and enzyme-based products are used to reduce the aqua waste and nitrate in the water. The direct benefits are to increase aqua animals production and reduce disease. In wastewater treatment, the soil-born microorganisms are used to break down hydrocarbon materials in aerobic and anaerobic operation.

All business fields mentioned above (agriculture, aquaculture, and wastewater) are experiencing to use biotechnology to increase productions or improve products' quality. Some companies in US and worldwide provide similar products, but management believes this Company can do better due to its understanding of more basic, and also based on the extensive field tests that have been done in the past.

For bioremediation, there are two aspects in there. One is to degrade hazard oily sludge in large scale. The other is to improve the efficiency. That means to shorten project cycle time.

Oily sludge contains lots of petroleum hydrocarbon materials. In generally, the terminology TPH (Total Petroleum Hydrocarbon) is used to categorize these materials. When mixing microbes into oily sludge, some TPH compounds will harm microbes. Additionally TPH is not the natural food source for microbes, so the microbes have no any motivation to eat or decompose the TPH. There are numerous researches around world that have tried to use microbes to decompose oily sludge. In the lab scale, it may look fine with some results, but in a large scale, it would be difficult due to the nature of microbes do not like to eat TPH, and we just can not force microbes to eat those unpleasant foods (TPH).

The major break-through about the Exxon-Mobil bioremediation project was that the inventor found a way to let microbes consume TPH. The sludge field initially is applied large amount of biochemical materials as nutrients that are used to stabilize the TPH, and reduce the toxicity with respect to microbes. Therefore when microbes are inoculated into oily sludge field, the biochemical materials initially mixed in there become food source for microbes. So the population of microbes can grow without loosing the diversity. There needs to be diversified microorganisms, not single species, to perform proper bioremediation. When microbes consume the biochemical materials, microbes also consume the mixed TPH. This achieves the purpose to decompose TPH in the oily sludge.

Before the Exxon-Mobil bioremediation project, engineers and scientists did not consider bioremediation a feasible application to oily sludge due to unsuccessful attempts. However, Vitabios' creative concept demonstrated the bioremediation feasibility through actual scale operation. This creative concept leads to a new environmental service field, because the traditional sludge treatment is based on incineration that is expensive and outdated.

The actual field sludge bioremediation needs to add in a proprietary organic formula that can be used as a stabilizing agent to TPH, but also can be the initial nutrient source for microorganisms to let microorganisms populate in that particular environment. Other parameters such as temperature, moisture content, oxygen concentration and N/C ratio (Nitrogen to Carbon ratio) are also important in order to have a successful bioremediation operation.

Based on the above experience, an even better technology (downwash bioremediation) is developed. This technology utilizes mechanical means to speed up the degradation and shorten the time required for treatment cycle. The bioremediation can have a more cost and competitive advantage. The downwash bioremediation system also can combine other know-how and technology that Vitabio has developed in the past, such as (a) aromatic chemical capture and removal, (b) heavy metals stabilized and removal. Therefore a portable system can be delivered to the contaminated site or storage site to perform bioremediation for a relatively smaller project.

The downwash bioremediation is a technology to improve biodegradation efficiency. Since the levels of TPH in the sludge verse the treatment time is not linear. When content of TPH is too high, it shows toxicity to microorganisms. One of the best treatment methods is to add organic stabilizing agent as mentioned above to let microbes grow and decompose the TPH content. On the other hand, when the TPH content drops to a certain level, the time required to degrade the remained TPH residue is relatively much longer. This is due to probability in the spaces that microbes occupied in their surrounding. In order to speed up degradation, adding a downwash process to concentrate TPH in a certain region, so microbes can consume TPH in a quicker fashion.

The downwash bioremediation has a worldwide market potential targeting the oil wells and refinery facilities. The Company is preparing next (third) generation bioremediation technology. combing the downwash bioremediation with technologies from air pollutants reduction system. this third generation technology can perform bioremediation with near zero-emission of carbon dioxide. Consequently this leading edge technology can mitigate the global warming. This third generation of sludge bioremediation technology would provide unique solution for the market needs.

The by-product generated in the sludge bioremediation is low-grade fertilizer (compost). This fertilizer material is particularly suitable for coastal line region where saltwater erosion caused high amount chloride in the soil, and made the agriculture farming in that kind of soil unworkable. The high carbon content in the produced fertilizer can be applied in the bottom base of soil in order to absorb the extra chloride. Combining this fertilizer with other microbial technologies in agriculture, such as microbial and enzyme-based products, can convert the wasteland into farmland, and reduce salt erosion.

Advantages of Bioremediation

There are a number of cost/efficiency advantages to bioremediation, which can be employed in areas that are inaccessible without excavation. For example, hydrocarbon spills (specifically, petrol spills) or certain chlorinated solvents may contaminate groundwater, and introducing the appropriate electron acceptor or electron donor amendment, as appropriate, may significantly reduce contaminant concentrations after a lag time allowing for acclimation. This is typically much less expensive than excavation followed by disposal elsewhere, incineration or other *ex situ* treatment strategies, and reduces or eliminates the need for "pump and treat", a common practice at sites where hydrocarbons have contaminated groundwater.

<u>Competition</u>

Traditional spill remediation methods have been based on conventional civil engineering techniques such as excavation and removal to landfill. These methods can be expensive because of cost of transporting large volumes of material. In addition, the excavation and disposal methods are under increasing regulatory scrutiny as landfill standards are tightened and disposal costs rise. These traditional methods are being replaced by newer methods which use a variety of physical, biological and chemical methods to either immobilize or destroy contaminants.

Traditional remediation services are predominantly provided by environmental firms, construction contractors and environmental engineering firms. Numerous small companies are offering newer remediation services with varying degrees of success in treating a wide array of contaminated soils. These small companies generally have operations that are relatively local in scope.

The Company's main competition is from:

Landfill sites;

Incinerators; and

Alternative treatment methods, for example, bioremediation, chemical oxidation and low temperature desorption.

Landfills

Landfills, in spite of offering a price advantage over certain other waste treatment methods, present disadvantages and potential financial exposure to the landfill client, owners and/or the governments in which jurisdiction such landfills are situated. Landfill clients, landfill owners or government agencies may face potential future liability due to the potential failure of the landfills' liners. This could lead to the generators of the hazardous material being required to pay for the clean-up of the landfills. Landfills continue to attract growing public scrutiny and opposition, which could serve to restrict their operations and make them less attractive to potential clients.

Incinerators

Incinerators often treat a wide spectrum of hazardous waste in different physical forms, such as liquids, sludge, soils and medical wastes. These facilities are expensive to build and potentially expensive to operate. For soil remediation, the operational efficiency, the throughput and on-site soil storage, is reduced as a result of the differences in process and design, thereby increasing the per unit treatment cost.

Alternative Treatment Methods

The Company also faces competition from other companies offering alternative waste treatment methods, which include soil washing, thermal desorption, micro and macro encapsulation, bacteriological reduction, ultra violet turnover, metal fixing and bonding (hydroxyl appetite bonding) and chemical neutralization.

VitaBio differentiates itself in the industry on two key points:

The first differentiating point is the technology employed by VitaBio. The process utilized by the Company allows for the bioconversion of the unwanted by-product, sludge, into a viable product, fertilizer.

The second key point is the concept of regional environmental service companies. With this concept, VitaBio has the leverage of business scale and cost advantages to compete aggressively in the incineration operations of oil refineries. Additionally, the entire operation is not dependant upon any single material source from any refinery allowing for the Company's marketing plant to cover more territories.

Currently, there are no companies in the market that have the technology in place with VitaBio to convert the sludge by-product into a viable end-product, fertilizer, asphalt, VitaBio also is the only company that addresses environmental issues associated with the industry.

Pricing

Chemical Sludge

Chemical Sludge represents semiconductor sludge. Within the semiconductor manufacturing procedure, there is an important inching process to imprint the layout of circuitry on a silicon wafer. After washing, the collected CaF2-rich sludge and residue becomes one major waste disposal issue.

In Japan, Korea, Taiwan, customers (chemical sludge waste generators) are concerned about increasing waste management costs. The Company believes it will be able to provide cost savings to customers in part due to a one-stop complete environmental service.

The Company has targeted this group as a priority group because they are concerned with the environment and are interested in new technology relating to such issues. For example, Samsung in Korea, Toshiba in Japan, TSMS in Taiwan, are all well-known companies worldwide with prime waste management problems. VitaBio endeavors to become their choice for resolving their waste problems.

The table below describes the Company's estimated initial targeted potential for the processing of chemical sludge per region.

	United States	Japan	Korea	Taiwan
Annual Sludge Estimate* (Market Potential - total waste per region: Metric Tons/MT)	25,272	35,880	18,876	28,800
Annual Amount (the Company's initial target amount per region - MT)	5,000	30,000	5,000	5,000
Target Price (Charge, per ton, the Company intends to offer to customers)	$300	$250	$210	$210
Estimated Potential Annual Revenue	$1.5 mil	$7.5 mil	$1.05 mil	$1.05 mil

*The Annual Sludge Estimate was determined by using the following calculations and informational resources.

> At first, we need to estimate the semiconductor manufacturing capacity per region by comparing each region's 2006 installed capacity[1], and list it under the column of "Installed Capacity" in the following Table.
>
> Next, we estimated the chemical sludge generated from a Taiwan semiconductor manufacturing facility as 80 Metric Ton per day or 28,800 Metric Ton per year[2]. Assume the rate of semiconductor sludge generated in manufacturing for all regions is the same as the 1.56% (28,800/1,850,000) of the Taiwanese semiconductor. We can use this rate (1.56%) and multiply it to the Installed Capacity in different regions to estimate the corresponding amount of sludge; these are also listed under the column of "Sludge Estimate" in the following Table.

	Installed Capacity (per Million of 200mm wafers per month)	X	= Annual Sludge Estimate /MT
US	1.62	Multiplied by **1.56%** (rate of sludge generated in manufacturing)	25,272
Japan	2.3		35,880
Korea	1.21		18,876
Taiwan	1.85		28,800

[1]: Data Source
http://www.icinsights.com/prodsrvs/specialstudies/globalcapacity/gwcs2007broc.pdf. "Global Wafer Capacity Analysis and Forecast" from IC Insight, Inc., Page # 3, the chart of "Comparison of Each Region's 2006 Installed Capacity by Minimum Geometry", in which M represents million.

[2]: Data Source
http://scitation.aip.org/getabs/servlet/GetabsServlet?prog=normal&id=JOEEDU000130000012001552000001&idtype=cvips&gifs=yes. This is an Abstract of "Conditioning of wastewater sludge from Science-Based Industrial Park Using Freezing and Thawing", Journal of Environmental Engineering, volume 130, Issue 12, pp. 1552-1555 (December 2004). Inside the abstract, it lists the 80Mg/day of sludge generated from the Hsinchu Science-based Industrial Park, which is one of local major semiconductor industrial park.

Oily Sludge

Most of the petroleum refineries located in the United States, Japan, Korea, and Taiwan try to control the cost of treating oily sludge because the capacity and life-expectancy of their incineration facilities are limited. The strategy is that major companies will gradually shift their contracts for the disposal of oily sludge to VitaBio's treatment facilities.

The table below describes the Company's estimated initial targeted potential for the processing of oily sludge per region.

	United States	**Japan**	**Korea**	**Taiwan**
Annual Sludge Estimate[1] (Market Potential – total Waste per region: metric ton/MT)	16,090,592	4,335,616	2,391,456	1,132,160
Initial Targeted Amount (the Company's initial target amount For treatment per region: MT)	10,000 – 50,000	10,000-50,000	10,000-50,000	10,000-50,000
Target Price (Charge, per ton, the Company Intends to offer to customers)	$300	$250	$210	$210
Estimated Potential Annual Revenue	$3 - 15 mil	$2.5 – 12.5 mil	$2.1 – 10.5 mil	$2.1 – 10.5 mil

[1] The Annual Sludge Estimate was determined by using the following calculations and informational resources.

Calculations:
Barrels of Petroleum per day x 360 Days = Yearly Refinery Potential Per Region x Averaged Percentage of Waste Materials leftover from Refinery

Processing (Oily Sludge) = Potential Barrels of Sludge Waste Needing Treatment Per Region. Approximately 4.5 barrels are equal to one Metric Ton (MT).

Data Sources:
Refinery Production Per Region: http://tonto.eia.doe.gov/country/ and http://tonto.eia.doe.gov /dnav/pet/pet_pnp_cap1_dcu_nus_a.htm, "Residual."

Marketing

The Company currently does not have the resources to market its technologies worldwide. Therefore, the Company has concentrated its marketing efforts in countries that management believes offer the best opportunities for establishing a presence in the bioremediation market, primarily the United States and South East Asia.

The Company plans to market its products and services through regional offices and through developing alliances with government agencies, oil companies, environmental engineering and construction firms. For example, VitaBio will utilize its business connections in China to set up direct marketing channels to local road construction companies. The Company's environmental team will conduct environmental business marketing and asphalt marketing concurrently. In China, the Company has targeted plants under new construction, because the Chinese government appears to be starting to enforce the need for better hazardous waste control. The environmental nature of the Company's technologies should make the Company's technologies very attractive in China.

Management believes that it is vital to its marketing effort that the Company has a presence in the regions it intends to operate. This allows it to better understand local and regional concerns and gives it access to local and regional policy makers and government. In order to achieve this, in addition to its US office, the Company will establish offices throughout the United States and South East Asia.

Item 7 Description of Property

The Company does not own any real estate. The term of lease is from January to December and can be renewed annually. The lease payments are US$245.00 per year. After the offering, the Company will locate a new principal office to accommodate this actual operation needs.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 10 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $100,000 (10,000,000 x $0.01). The management believes that this is an appropriate price for the Offering due to comparison with industry valuation multiples.

Salaries of Officers: For the 2006 year, none the Company's officers, received salaries.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of June 30, 2007:

Name	Positions with the Company	Age	Position Held Since
Ms. Suzanne Charlebois	Director	35	2007
Mr. Abdulmajid Sharif	Director	31	2007

Ms. Suzanne Charlebois, Director
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Ms. Suzanne Charlebois has served the Company as a Director since 2007.
Since 1993 Ms. Charlbois has been self-employed as an entrepreneur and manager of SAS Product, Cosmetic Manufacturing & Distribution. Between 1993 and 2004 she was the owner, manager, esthetician, and educator of Maniplus Day Spa.

Mr. Abdulmajid Sharif, Director
969-G Edgewater Blvd., Suite168,
Foster City, CA 94404
650 578-8936

Mr. Sharif has served the Company as a Director since 200-. From October 1999 to present, Mr. Sharif has been employed by McGill University as an IT Specialist responsible for Network Administration and Technical Support for the Faculty of Arts Computer Services. From October 1999 to present, Mr. Sharif has also been employed as the Manager of Information Technology Department for Sword Com-Soft responsible for Network Security, Network Architect, Database design and administration. And from September 2003 to present for Webmentors as a Manager of IT Support Services overseeing technical support and the IT Department. He has a Bachelors of Science in Physics and Mathematics from McGill University 1997.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are, Ms. Suzanne Charlebois and Mr. Abdulmajid Sharif. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Ms. Suzanne Charlebois	Director	$0
Mr. Abdulmajid Sharif	Director	$0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common	Mr. Abdulmajid Sharif, 1830 Gauthier St Montreal, QC H2K 1A2	President, Chief Executive Officer and Director	100,000	1%
Common	Ms. Suzanne Charlebois 996 Bruant Des Marias Magog, QC J1X 7S5	Secretary, Treasurer, Chief Financial Officer and Director	100,000	1%

Common	Mr. Arthur Wu 969G Edgewater Blvd. #168 Foster City, CA 94404	Shareholder	9,750,000	97.5%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of April 24, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 10,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 400,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

On November 30, 2006, the company consummated a share exchange agreement wherein the shareholders of VitaBio, Inc. (a California corporation), exchanged their shares of VitaBio, Inc. (California) for shares of VitaBio, Inc. (Nevada).

Item 11. Interest of Management and Others in Certain Transactions

None

There were no transactions to which the Company was a party in the previous two years or any proposed transactions that any director, officer, nominee director, principal security holder or relative of the foregoing has a direct or indirect material interest in.

Item 12. Securities Being Offered

A maximum of 10,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold 10,000,000 shares. This means that about 97.56% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 410,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 10,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 4,100,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Selected Financial Data

RESULTS OF OPERATIONS:	December 31, 2007
Total revenues	$ 0.00
Net (loss) Income	$ (237)
Net loss attributable to common stockholders	$ (237)
Basic and fully diluted loss per common share	$ 0.00004
Weighted average common shares outstanding (Basic and Diluted)	5,479,452

Overview
On November 30, 2006, the company consummated a share exchange agreement wherein the shareholders of VitaBio, Inc. (a California corporation), exchanged their shares of VitaBio, Inc. (California) for shares of VitaBio, Inc. (Nevada). The Financial Statements included herein have been consolidated to include the operations of VitaBio, Inc. (California) which became a wholly owned subsidiary of the Company following consummation of the Share Exchange Agreement.

Fiscal Year ended December 31, 2006 compared with Fiscal Year ended December 31,2005

Overall Financial Situation. The Company had revenues of $0.00 for the fiscal year ended December 31, 2006. The Company has operating expenses of $4,038 for the fiscal year ended December 31, 2006. The Company's operating expenses includes the costs and expenses of advertising, sales, research and development and general and administrative expenses.

SUBSEQUENT EVENTS

Part III Exhibits

Exhibits

Item 1. Index to Exhibits

No.	Exhibit	Page.
1	Articles of Incorporation of the Company	
2	Amendment to the Articles of Incorporation of the Company	
3	By-Laws of the Company	
4	Agreement to Assign Patents and Patent Applications	
5	Acquisition Agreement (VitaBio, Inc. (Nevada) and VITABIO, INC. (California)	
6	Material Contract: Service Agreement with Circletex Corp.	
7	Non-US Trademarks and Translations	

Item 2. Description of Exhibits

(3) Charter and By-laws

(6) Material Agreements

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 23 day of April, 2008.

VITABIO INC.

By:
Abdulmajid Sharif, President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Abdulmajid Sharif, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Abdulmajid Sharif, President, Chief Executive Officer and Director
April 23, 2008

Suzanne Charleboix, Chief Financial Officer, Secretary, Treasurer and Director
April 23 2008

VITABIO INC.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

DECEMBER 31, 2007

VITABIO INC.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

DECEMBER 31, 2007

TABLE OF CONTENTS

VITABIO INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

ASSETS

	December 31, 2007	December 31, 2006
CURRENT ASSETS		
Cash	$ 1,422	$ 449
Developmental Costs	100,000	100,000
Total Current Assets	101,422	100,449
TOTAL ASSETS	$ 101,422	$ 100,449

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2007	December 31, 2006
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 2,899	$ 489
Advances from shareholders	(1,515)	686
Total Current Liabilities	1,385	1,175
Total Liabilities	1,385	1,175
STOCKHOLDERS' EQUITY		
Common Shares 10,000,000 issued and outstanding with a par value of $0.0001	1,000	-
Additional Paid in Capital	100,000	100,000
Accumulated Deficit	(963)	(726)
Total Stockholders' Equity	100,037	99,274
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 101,422	$ 100,449

The accompanying notes are an integral part of these in-house financial statements.

Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

		For twelve months ended December 31, 2007
Ordinary Income/Expense		
Income	$	9,717
COST OF GOODS SOLD		2,440
GROSS PROFIT	$	7,277
EXPENSE		
Bank Service Charges	$	24
Licenses and Permits		825
Office Supplies		294
Postage and Shipping		401
Professional Fees		4,125
Telephone, Fax and Utilities		145
Transfer Agency Fees		1,700
Total Expense	$	7,514
NET LOSS	$	(237)
LOSS PER SHARE		
Basic and diluted loss per share		(0.00004)
WEIGHTED AVERAGE SHARES OUTSTANDING		
Basic and diluted		5,479,452

The accompanying notes are an integral part of these in-house financial statements.

Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
(UNAUDITED)
For the period November 30, 2006 (Inception) TO December 31, 2007

	Common Stock		Additional Paid In	Accumulated	
	Shares	Value	Capital	Deficit	Total
Additional paid in capital	-	$ -	$ 100,000	$	100,000
Net Income (Loss)	-	-	-	(726)	(726)
Balance at December 31, 2006	-	$ -	$ 100,000	$ (726)	$ 99,274
Issue common stock for services provided	9,900,000	990	-	-	990
Acquisition of subsidiary	100,000	10	-	-	10
Net Income (Loss)	-	-	-	(237)	(237)
Balance at Deccember 31, 2007	10,000,000	$ 1,000	$ 100,000	$ (963)	$ 100,037

The accompanying notes are an integral part of these in-house financial statements.

Initials

VITABIO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

		For Twelve months ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(237)
Adjustments to reconcile net loss to net cash used in operating activities :		
Accounts Payable		2,410
Advances from shareholders		(2,200)
Net cash provided by operating activities		(27)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common shares		1,000
Net cash from financing activities		1,000
Net cash increase for period		973
CASH BEGINNING OF PERIOD		449
CASH END OF PERIOD	$	1,422

The accompanying notes are an integral part of these in-house financial statements.

Initials

NOTE 1 – NATURE OF BUSINESS

VITABIO, INC. (the subsidiary) was incorporated in California on July 15, 2003.

VitaBio Inc. (the Company) was incorporated in Nevada on November 30, 2006. They acquired the subsidiary through a stock exchange on November 30, 2006.

The Company has developed unique bioremediation technologies and products that serve the environmental field by assisting industries to clean up hazardous and non-hazardous waste and by utilizing the Company's proprietary "second fermentation" technology to convert oily and/or industrial sludge into organic fertilizer.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern.

The Company's ability to continue operations as a going concern, to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations.

Management believes that the current business plan if successfully implemented may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Revenue recognition

The Company recognizes revenue when the invoice is issued.

Financial Instruments

The Company financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Developmental costs

Amortization will be recorded commencing in 2007, and will be amortized over a period of five years.

NOTE 3– SHAREHOLDER'S EQUITY

The Company is authorized to issue 450,000,000 common shares and 50,000,000 preferred shares with a par value of $0.0001.

On June 15, 2007, Vitabio Inc. (the Company) issued 100,000 shares with a par value of $0.0001 and valued at $10 pursuant to the terms of the acquisition agreement. (See Note 4)

On June 15, 2007, there were 9,900,000 shares with a par value of $0.0001 issued to individuals for services to the Company. They were valued at $990 and charged to professional fees.

On December 31, 2007, there were 10,000,000 common shares issued and outstanding and valued at $1,000.

On December 31, 2007, the accumulated deficit was ($9,631).

NOTE 4 – ACQUISITION AGREEMENT

On November 30, 2006, Vitabio Inc. (the Company) entered into a share exchange with VITABIO, INC. (the subsidiary).

Pursuant to the terms of the transaction, the parties exchanged 100,000 shares, all the outstanding shares of VITABIO, INC. (the subsidiary) for 100,000 shares of Vitabio Inc. (the Company), valued at $10. The new shares were not issued until June 15, 2007.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **VITABIO INC.**, did on November 30, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 30, 2006.

DEAN HELLER
Secretary of State

By
Certification Clerk

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity # E0875362006-9
Document Number: 20060767761-82

Date Filed: 11/30/2006 12:00:27 PM
In the office of
Dean Heller
Secretary of State

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	VitaBio Inc.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Incorp Services, Inc. (Name) 3155 East Patrick Lane (Street Address), Las Vegas (City), NEVADA, 89120-3481 (Zip Code)
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.0001 Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if more than 3 directors/trustees)	1. Suzanne Charlebois (Name) 996 Bruant Des Marais (Street Address), Magog (City), QC (State), J1X 7B3 (Zip Code) 2. Abdelmajid Sharif (Name) 1830 Rue Gauthier St. (Street Address), Montreal (City), QC (State), H2K 1A3 (Zip Code) 3. (Name) (Street Address) (City) (State) (Zip Code)
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any type of business, investment or
6. Names, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	Billie Condde (Name) [Signature] 300 Center Ave. Ste. 202 (Address), Bay City (City), Michigan (State), 48708 (Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. [Signature] Authorized Signature of R. A. or On Behalf of R. A. Company November 28, 2006 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $500,000.00. Of the 500,000,000 shares, 450,000,000 shares are to be Class A Common stock and 50,000,000 to be preferred shares.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued...

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General Instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of VitaBio Inc.
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on November 28, 2006 (Date) I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows:

3155 East Patrick Lane
Physical Street Address

Suite #1
Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:

X [signature]
Authorized Signature of R.A. or On Behalf of R.A. Company

November 28, 2006
Date

Nevada Secretary of State RA Acceptance
Revised on: 11-03

BY-LAWS
OF
VitaBio Inc.

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. <u>Principal Office</u>. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

1329 Hwy 395N, Suite 10-289
Gardnerville, NV 89410

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. <u>Other Offices</u>. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. <u>Place of Meetings</u>. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. <u>Annual Meetings</u>. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as

Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

"The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."

Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on November 30, 2006.

Abdulmajid Sharif

Suzanne Charlebois

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of VitaBio Inc., a Nevada corporation;

2. That the foregoing by-laws comprising of 13 pages constitute the by-laws of said corporation as duly adopted by the Board of Directors thereof on November 30, 2006.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation on November 30, 2006.

S. Charlebois

Suzanne Charlebois, Secretary

AGREEMENT TO ASSIGN PATENTS AND PATENT APPLICATIONS

THIS ASSIGNMENT is made as of September 5, 2007 by and between Arthur C. Wu and Sabrina Chen (collectively, the "Assignors") and Vitabio, Inc., a Nevada corporation (the "Assignee").

RECITALS:

WHEREAS, the Assignee is in the process of filing a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission (the "Offering").

WHEREAS, the Assignors are owners of the patents and patent Application listed in Schedule A, and all intellectual property rights therein and thereto (collectively, the "Patents"); and

WHEREAS, Mr. Arthur C. Wu is a majority shareholder of the Assignee; and

WHEREAS, each of the Assignors desires to assign, and the Assignee desires to acquire, all right, title, and interest in and to the Patents;

NOW, THEREFORE, for and in consideration of the mutual covenants contained
herein, and for other good and valuable consideration receipt of which each party hereby acknowledges, the parties hereby agree as follows:

1. Each of the Assignors agrees to assign all of their right, title and interest in the Patents, subject to the conditions set forth in Section 3 of this Agreement. Assignor shall reasonably cooperate with Assignee in the filing and prosecution of the patent applications and assignments.

2. Assignors shall promptly deliver to Assignee all documentation pertaining to the Patents, including copies of all correspondence to or from examining authorities regarding such Patents, patents and prior art searches pertaining to such Patents, and all correspondence with any attorney involved in the preparation and/or prosecution of the Patents.

3. Assignors and Assignees understand and agree that the assignment set forth in Section 1 above is conditional on the Offering becoming effective.

4. *Entire Agreement.* This Agreement (including the schedules attached hereto) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings, if any, with respect thereto.

5. *Beneficiaries.* The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

6. *Binding Effect.* This Agreement shall bind and inure to the benefit of the permitted successors and assigns.

7. *No Representations.* The parties hereto agree that except for the Offering, this Agreement is entered into without any of them relying upon any statement or representation not embodied in this Agreement or in the Agreements, made by the other.

8. *Further Assurances.* Each party hereto shall, from time to time, execute, acknowledge and deliver such further instruments and perform such additional acts as the other party may reasonably request to effectuate the intent of this Agreement.

9. *No Waiver.* No waiver, change, modification, amendment, or discharge of any of the provisions of this Agreement shall be valid unless effected by an Agreement in writing signed by all parties hereto. No failure or delay of any party in the exercise of any right given to such party hereunder or the waiver by any party of any condition hereunder for its benefit (unless the time specified herein for exercise of such right, or satisfaction of such condition, has expired) shall constitute a waiver of any other or further right nor shall any single or partial exercise of any right preclude other or further exercise thereof or any other right. The waiver of any breach hereunder shall not be deemed to be a waiver of any other or any subsequent breach hereof.

10. *Law; Invalidity; Venue and Jurisdiction.* This Agreement and performance thereof shall be construed, regulated and governed by the laws of the State of New York without regard to principles of conflicts of law. If any of the provisions of this Agreement shall be unenforceable or invalid, the same shall not affect the remaining provisions of this Agreement and, to this end, the provisions of this Agreement are intended to be, and shall be, severable.

11. *Counterparts; Article Headings.* This Agreement may be executed in any number of counterparts which together shall constitute the agreement of the parties. The article headings and table of contents contained herein are for purposes of identification only and shall not be considered in construing this Agreement.

12. *Estoppel.* On the request of any party hereto, the other parties hereto, shall provide the requesting party with a statement in form reasonably acceptable to the requesting party that this Agreement is in full force and effect (or if not stating the reasons therefore), that the requesting party is or is not in default (as applicable) and detailing the specifics of the default claim, and any other reasonable information requested.

13. *Waiver of Jury Trial.* The parties hereto shall, and they hereby do, waive trial by jury in any action, proceeding or counterclaim brought by any of the parties hereto against the other(s) on any matters whatsoever arising out of or in any way connected with this Agreement.

14. *Drafting Party.* The parties hereby waive the rule of construction as to construing this Agreement against the party who drafted the agreement in question.

15. *Attorneys Fees.* If any procedure to resolve disputes occurs such as a legal procedure or arbitration under this Agreement, the non-prevailing party or parties shall to the extent determined by the court or arbitrator in question, pay to the prevailing party or parties, the reasonable legal fees and expenses of the prevailing party or parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first above written.

ASSIGNOR:

[signature]

MR. ARTHUR C. WU

ASSIGNEE:

VITABIO, INC

By: [signature]

Name: Abdulmajid Sharif
Title: President

SCHEDULE A
TO
ASSIGNMENT OF PATENTS AND PATENT APPLICATIONS

Patent Applications

Patents	Serial No.	Filing Date
Downwash Process Remediation System	11/505,181	August 17, 2006
Air Pollutants Reductions System	11/505,071	August 17, 2006

AGREEMENT OF ACQUISITION

BETWEEN

VITABIO INC. (CALIFORNIA)

AND

VITABIO INC. (NEVADA)

AGREEMENT

This Agreement, dated as of November 30, 2006 is by and among VITABIO INC. (California), a California corporation ("VITABIO INC. (CALIFORNIA)"), and VitaBio Inc. (Nevada) ("VITABIO INC. (NEVADA)"), a Nevada corporation.

Whereas, the Boards of Directors of VITABIO INC. (CALIFORNIA), and VITABIO INC. (NEVADA) each have, in light of and subject to the terms and conditions set forth herein, (i) determined that the Acquisition (as defined below) is fair to their respective stockholders and in the best interests of such stockholders and (ii) approved the Acquisition in accordance with this Agreement;

Whereas, this Agreement constitutes the entire, final and complete agreement between VITABIO INC. (CALIFORNIA), and VITABIO INC. (NEVADA) and supersedes and replaces all prior or existing written and oral agreements between VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) with respect to the subject matter hereof;

Whereas, VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Acquisition.

Now, therefore, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) hereby agree as follows:

The Acquisition.

Effective upon signing this Agreement and upon the terms and subject to the conditions of this Agreement VITABIO INC. (NEVADA) shall acquire all the outstanding shares of VITABIO INC. (CALIFORNIA) and VITABIO INC. (CALIFORNIA) shall continue its existence as a wholly owned subsidiary of VITABIO INC. (NEVADA)

Board of Directors and Officers.

Board of Directors and Officers of VITABIO INC. (NEVADA) At or prior to the signing of this Agreement, each of VITABIO INC. (NEVADA) and VITABIO INC. (CALIFORNIA) agree to take such action as is necessary (i) to cause the number of directors comprising the full Board of Directors of VITABIO INC. (NEVADA) to be 2 persons and (ii) to cause Abdulmajid Shariff and Suzanne Charlebois , (the "VITABIO INC. (CALIFORNIA) Designees") to be elected as directors of VITABIO INC. (NEVADA) If the VITABIO INC. (CALIFORNIA) Designees, respectively, shall decline or be unable to serve as a director prior to the Effective Time, VITABIO INC. (NEVADA) shall nominate another person to serve in such person's stead, which such person shall be subject to approval of the other party. From and after the Effective Time, and until successors are duly elected or appointed and qualified in accordance with applicable law, Abdulmajid Shariff shall be President and CEO and Suzanne Charlebois shall be Chief Financial Officer, Treasurer and Secretary.

Conversion of Shares.

At the Effective Time, each share of common stock, par value $1.00 per share, of VITABIO INC. (CALIFORNIA) (individually a "VITABIO INC. (CALIFORNIA) Share" and collectively, the "VITABIO INC. (CALIFORNIA) Shares") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Acquisition and without any action on the part of, VITABIO INC. (CALIFORNIA) or the holder thereof, be canceled and converted into the right to receive, upon the surrender of the certificate formerly representing such share, 1 share of VITABIO INC. (NEVADA)'s Common Stock, with a par value of $0.0001. per share.

All VITABIO INC. (NEVADA) Shares issued upon the surrender for exchange of VITABIO INC. (CALIFORNIA) shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such VITABIO INC. (CALIFORNIA) Shares. There shall be no further registration of transfers on the stock transfer books of either of or VITABIO INC. (CALIFORNIA) of the VITABIO INC. (NEVADA) Shares or VITABIO INC. (CALIFORNIA) Shares, which were outstanding immediately prior to the date of this Agreement.

Taking of Necessary Action; Further Action.

If, at any time after the Agreement Date, VITABIO INC. (NEVADA) or VITABIO INC. (CALIFORNIA) reasonably determines that any deeds, assignments, or instruments or confirmations of transfer are necessary or desirable to carry out the purposes of this Agreement and to vest VITABIO INC. (CALIFORNIA) with full right, title and possession to all assets, property, rights, privileges, powers and franchises of VITABIO INC. (NEVADA), the officers and directors of VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary or desirable action.

Representations and Warranties of VITABIO INC. (CALIFORNIA)

VITABIO INC. (CALIFORNIA) hereby represents and warrants to VITABIO INC. (NEVADA) as follows:

Organization and Qualification.

(a) VITABIO INC. (CALIFORNIA) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on VITABIO INC. (CALIFORNIA). When used in connection with VITABIO INC. (CALIFORNIA), the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of VITABIO INC. (CALIFORNIA), other than any change or effect arising out of general economic conditions unrelated to any business in which VITABIO INC. (CALIFORNIA) is engaged, or (ii) that may impair the ability of VITABIO INC. (CALIFORNIA) to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) VITABIO INC. (CALIFORNIA) has heretofore delivered to VITABIO INC. (NEVADA) accurate and complete copies of the Articles of Incorporation and Bylaws (or similar governing documents), as currently in effect, of VITABIO INC. (CALIFORNIA) (a copy of which are attached).

Capitalization of VITABIO INC. (CALIFORNIA)

The authorized capital stock of VITABIO INC. (CALIFORNIA) consists of: 100,000 number of shares that may be issued. As of the date of this Agreement, 100,000 VITABIO INC. (CALIFORNIA) shares were issued and outstanding. As of the date of this Agreement there are no outstanding obligations of VITABIO INC. (CALIFORNIA) to repurchase, redeem or otherwise acquire any VITABIO INC. (CALIFORNIA) or stockholder agreements, voting trusts or other agreements or understandings to which VITABIO INC. (CALIFORNIA) is a party or by which it is bound relating to the voting or registration of any shares of capital stock of VITABIO INC. (CALIFORNIA) For purposes of this Agreement, "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

Authority Relative to this Agreement.

VITABIO INC. (CALIFORNIA) has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of VITABIO INC. (CALIFORNIA) (the "VITABIO INC. (CALIFORNIA) Board") and no other corporate proceedings on the part of VITABIO INC. (CALIFORNIA) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by VITABIO INC. (CALIFORNIA) and constitutes a valid, legal and binding agreement of VITABIO INC. (CALIFORNIA), enforceable against VITABIO INC. (CALIFORNIA) in accordance with its terms.

No Default.

VITABIO INC. (CALIFORNIA) is not in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which VITABIO INC. (CALIFORNIA) is now a party or by which any of its respective properties or assets may be bound or (iii) any order, writ injunction, decree, law, statute, rule or regulation applicable to VITABIO INC. (CALIFORNIA) or any of its respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on VITABIO INC. (CALIFORNIA). Each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which VITABIO INC. (CALIFORNIA) is now a party or by which its respective properties or assets may be bound that is material to VITABIO INC. (CALIFORNIA) and that has not expired is in full force and effect and is not subject to any material default there under of which VITABIO INC. (CALIFORNIA) is aware by any party obligated to VITABIO INC. (CALIFORNIA) there under.

No Undisclosed Liabilities; Absence of Changes.

VITABIO INC. (CALIFORNIA) does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a balance sheet of VITABIO INC. (CALIFORNIA) (including the notes thereto) or which would have a Material Adverse Effect on VITABIO INC. (CALIFORNIA) VITABIO INC. (CALIFORNIA) has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which could reasonably be expected to have, and there have been no events, changes or effects with respect to VITABIO INC. (CALIFORNIA) having or which reasonably could be expected to have, a Material Adverse Effect on VITABIO INC. (CALIFORNIA).

Litigation.

There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of VITABIO INC. (CALIFORNIA), threatened against VITABIO INC. (CALIFORNIA) or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. VITABIO INC. (CALIFORNIA) is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

Compliance with Applicable Law.

VITABIO INC. (CALIFORNIA) holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the 'VITABIO INC. (CALIFORNIA) Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on VITABIO INC. (CALIFORNIA).

Employee Benefit Plans; Labor Matters.

There are no employees, employee benefit plans or other issues related to employees or Labor matters with VITABIO INC. (CALIFORNIA)

Environmental Laws and Regulations.

(a) VITABIO INC. (CALIFORNIA) is in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that would not have a Material Adverse Effect on VITABIO INC. (CALIFORNIA), which compliance includes, but is not limited to, the possession by VITABIO INC. (CALIFORNIA) of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) VITABIO INC. (CALIFORNIA) has not received written notice of, or, to the knowledge of VITABIO INC. (CALIFORNIA), is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") that could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA); and (iii) to the knowledge of VITABIO INC. (CALIFORNIA), there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

(b) There are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA) that are pending or, to the knowledge of VITABIO INC. (CALIFORNIA), threatened against VITABIO INC. (CALIFORNIA) or, to the knowledge of VITABIO INC. (CALIFORNIA), against any person or entity whose liability for any Environmental Claim VITABIO INC. (CALIFORNIA) has or may have retained or assumed either contractually or by operation of law.

Tax Matters.

(a) VITABIO INC. (CALIFORNIA) has filed or has had filed on its behalf in a timely manner (within any applicable extension periods) with the appropriate Governmental Entity all income and other material Tax Returns (as defined herein) with respect to Taxes (as defined herein) of VITABIO INC. (CALIFORNIA) and all Tax Returns were in all material respects true, complete and correct; (ii) all material Taxes with respect to VITABIO INC. (CALIFORNIA) have been paid in full or have been provided for in accordance with GAAP on VITABIO INC. (CALIFORNIA)'s most recent balance sheet. (iii) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, province, local or foreign income or other material Tax Returns required to be filed by or with respect to VITABIO INC. (CALIFORNIA); (iv) to the knowledge of VITABIO INC. (CALIFORNIA) none of the Tax Returns of or with respect to VITABIO INC. (CALIFORNIA) is currently being audited or examined by any Governmental Entity; and (v) no deficiency for any income or other material Taxes has been assessed with respect to VITABIO INC. (CALIFORNIA) which has not been abated or paid in full.

(b) For purposes of this Agreement, (i) "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority and (ii) "Tax Return" shall mean any report, return, documents declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes.

Title to Property.

VITABIO INC. (CALIFORNIA) has good and defensible title to all of its properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on VITABIO INC. (CALIFORNIA); and, to VITABIO INC. (CALIFORNIA)'s knowledge, all leases pursuant to which VITABIO INC. (CALIFORNIA) leases from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of VITABIO INC. (CALIFORNIA), under any of such leases, any existing material default or event of default (or event which with notice of lapse of time, or both, would constitute a default and in respect of which VITABIO INC. (CALIFORNIA) has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event, would not have a Material Adverse Effect on VITABIO INC. (CALIFORNIA).

Intellectual Property.

(a) VITABIO INC. (CALIFORNIA) owns, or possesses adequate licenses or other valid rights to use, all existing United States and foreign patents, trademarks, trade names, service marks, copyrights, trade secrets and applications therefore that are material to its business as currently conducted (the "VITABIO INC. (CALIFORNIA) Intellectual Property Rights").

(b) The validity of the VITABIO INC. (CALIFORNIA) Intellectual Property Rights and the title thereto of VITABIO INC. (CALIFORNIA) are not being questioned in any litigation to which VITABIO INC. (CALIFORNIA) is a party.

(c) The conduct of the business of VITABIO INC. (CALIFORNIA) as now conducted does not, to VITABIO INC. (CALIFORNIA)'s knowledge, infringe any valid patents, trademarks, trade names, service marks or copyrights of others. The consummation of the transactions completed hereby will not result in the loss or impairment of any VITABIO INC. (CALIFORNIA) Intellectual Property Rights.

(d) VITABIO INC. (CALIFORNIA) has taken steps it believes appropriate to protect and maintain its trade secrets as such, except in cases where VITABIO INC. (CALIFORNIA) has elected to rely on patent or copyright protection in lieu of trade secret protection.

Insurance.

VITABIO INC. (CALIFORNIA) currently does not maintain general liability and other business insurance.

Certain Business Practices.

None of VITABIO INC. (CALIFORNIA) or any directors, officers, agents or employees of VITABIO INC. (CALIFORNIA) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the US Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), or (iii) made any other unlawful payment.

Insider Interests.

VITABIO INC. (CALIFORNIA) nor any officer or director of VITABIO INC. (CALIFORNIA) has any interest in any material property, real or personal, tangible or intangible, including without limitation, any computer software or VITABIO INC. (CALIFORNIA) Intellectual Property Rights, used in or pertaining to the business of VITABIO INC. (CALIFORNIA), except for the ordinary rights of a stockholder or employee stock option holder.

Opinion of Financial Adviser.

No advisers, as of the date hereof, have delivered to the VITABIO INC. (CALIFORNIA) Board a written opinion to the effect that, as of such date, the exchange ratio contemplated by the Acquisition is fair to the holders of VITABIO INC. (CALIFORNIA) Shares.

Brokers.

No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of VITABIO INC. (CALIFORNIA)

Disclosure.

No representation or warranty of VITABIO INC. (CALIFORNIA) in this Agreement or any certificate, schedule, document or other instrument furnished or to be furnished to VITABIO INC. (NEVADA) pursuant hereto or in connection herewith contains, as of the date of such representation, warranty or instrument, or will contain any untrue statement of a material fact or, at the date thereof, omits or will omit to state a material fact necessary to make any statement herein or therein, in light of the circumstances under which such statement is or will be made, not misleading.

No Existing Discussions.

As of the date hereof, VITABIO INC. (CALIFORNIA) is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Third Party Acquisition.

Material Contracts.

(a) VITABIO INC. (CALIFORNIA) has delivered or otherwise made available to VITABIO, INC (NEVADA) true, correct and complete copies of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which VITABIO INC. (CALIFORNIA) is a party affecting the obligations of any party there under) to which VITABIO INC. (CALIFORNIA) is a party or by which any of its properties or assets are bound that are, material to the business, properties or assets of VITABIO INC. (CALIFORNIA) taken as a whole, including, without limitation, to the extent any of the following are, individually or in the aggregate, material to the business, properties or assets of VITABIO INC. (CALIFORNIA) taken as a whole, all:

- **i.** employment, product design or development, personal services, consulting, non-competition, severance, golden parachute or indemnification contracts (including, without limitation, any contract to which VITABIO INC. (CALIFORNIA) is a party involving employees of VITABIO INC. (CALIFORNIA));
- **ii.** licensing, publishing, merchandising or distribution agreements;
- **iii.** contracts granting rights of first refusal or first negotiation;
- **iv.** partnership or joint venture agreements;
- **v.** agreements for the acquisition, sale or lease of material properties or assets or stock or otherwise;
- **vi.** contracts or agreements with any Governmental Entity, and (vii) all commitments and agreements to enter into any of the foregoing. VITABIO INC. (CALIFORNIA) is not a party to or bound by any severance, golden parachute, or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated

payment of compensation as a result of the consummation of the transactions contemplated hereby.

(b) Each of the VITABIO INC. (CALIFORNIA) Contracts is valid and enforceable in accordance with its terms, and there is no default under any VITABIO INC. (CALIFORNIA) Contract so listed either by VITABIO INC. (CALIFORNIA) or, to the knowledge of VITABIO INC. (CALIFORNIA), by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default there under by VITABIO INC. (CALIFORNIA) or, to the knowledge of VITABIO INC. (CALIFORNIA), any other party, in any such case in which such default or event could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA).

(c) No party to any such VITABIO INC. (CALIFORNIA) Contract has given notice to VITABIO INC. (CALIFORNIA) of or made a claim against VITABIO INC. (CALIFORNIA) with respect to any breach or default there under, in any such case in which such breach or default could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (CALIFORNIA)

Representations and Warranties of VITABIO INC. (NEVADA)

VITABIO INC. (NEVADA) hereby represents and warrants to VITABIO INC. (CALIFORNIA) as follows:

Organization and Qualification.

(a) Each of VITABIO INC. (NEVADA) and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on VITABIO INC. (NEVADA) When used in connection with VITABIO INC. (NEVADA), the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of VITABIO INC. (NEVADA) and its subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions unrelated to any businesses in which VITABIO INC. (NEVADA) and its subsidiaries are engaged, or (ii) that may impair the ability of VITABIO INC. (NEVADA) to consummate the transactions contemplated hereby.

(b) VITABIO INC. (NEVADA) has heretofore delivered to VITABIO INC. (CALIFORNIA) accurate and complete copies of the Certificate of Incorporation and Bylaws (or similar governing documents), as currently in effect, of VITABIO INC. (NEVADA) Each of VITABIO INC. (NEVADA) and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on VITABIO INC. (NEVADA)

Capitalization of VITABIO INC. (NEVADA)

(a) As of the date of this Agreement, the authorized capital stock of VITABIO INC. (NEVADA) consists of; Five Hundred Million (500,000,000) shares of VITABIO INC. (NEVADA) common Shares, par value of $0.0001 per share, none of which is outstanding prior to this agreement. All of the outstanding VITABIO INC. (NEVADA) Shares have been duly authorized and validly issued, and are fully paid, non-assessable and free of preemptive rights.

(b) VITABIO INC. (NEVADA) is the record and beneficial owner of all of the issued and outstanding shares of capital stock of its subsidiaries, if any.

(c) Between the incorporation date and the date hereof, no shares of VITABIO INC. (NEVADA)'s capital stock have been issued and no VITABIO INC. (NEVADA) Stock options have been granted. As of the date hereof, other than the above, there are no outstanding (i) shares of capital stock or other voting securities of VITABIO INC. (NEVADA), (ii) securities of VITABIO INC. (NEVADA) or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of VITABIO INC. (NEVADA), (iii) options or other rights to acquire from VITABIO INC. (NEVADA) or its subsidiaries, or obligations of VITABIO INC. (NEVADA) or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of VITABIO INC. (NEVADA), or (iv) equity equivalents, interests in the ownership or earnings of VITABIO INC. (NEVADA) or its subsidiaries or other similar rights (collectively, "VITABIO INC. (NEVADA) Securities"). As of the date hereof, there are no outstanding obligations of VITABIO INC. (NEVADA) or any of its subsidiaries to re-purchase, redeem or otherwise acquire any VITABIO INC. (NEVADA) Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which VITABIO INC. (NEVADA) is a party or by which it is bound relating to the voting or registration of any shares of capital stock of VITABIO INC. (NEVADA)

(d) There are no securities of VITABIO INC. (NEVADA) convertible into or exchangeable for, no options or other rights to acquire from VITABIO INC. (NEVADA), and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of VITABIO INC. (NEVADA)

(e) The VITABIO INC. (NEVADA) Shares constitute the only class of equity securities of VITABIO INC. (NEVADA) or its subsidiaries.

(f) VITABIO INC. (NEVADA) does not own directly or indirectly more than fifty percent (50%) of the outstanding voting securities or interests (including membership interests) of any entity.

Authority Relative to this Agreement; Recommendation.

(a) VITABIO INC. (NEVADA) has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the

Board of Directors of VITABIO INC. (NEVADA) (the "VITABIO INC. (NEVADA) Board"), and no other corporate proceedings on the part of VITABIO INC. (NEVADA) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except, as referred to in Section 3.17, the approval and adoption of this Agreement by the holders of at least a majority of the then outstanding VITABIO INC. (NEVADA) Shares. This Agreement has been duly and validly executed and delivered by VITABIO INC. (NEVADA) and constitutes a valid, legal and binding agreement of VITABIO INC. (NEVADA) enforceable against VITABIO INC. (NEVADA) in accordance with its terms.

(b) The VITABIO INC. (NEVADA) Board has resolved to recommend that the stockholders of VITABIO INC. (NEVADA) approve and adopt this Agreement.

<u>SEC Reports; Financial Statements</u>.

VITABIO INC. (NEVADA) is not required to file forms, reports and documents with the SEC as of the date of this Agreement.

<u>Information Supplied</u>.

None of the information supplied or to be supplied by VITABIO INC. (NEVADA) for inclusion or incorporation by reference to the 1-A will, at the time the 1-A is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

<u>Consents and Approvals; No Violations</u>.

For filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, the rules of the NASD, and the filing and recordation of the Merger Certificate as required by the CGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by VITABIO INC. (NEVADA) of this Agreement or the consummation by VITABIO INC. (NEVADA) of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on VITABIO INC. (NEVADA)

Neither the execution, delivery and performance of this Agreement by VITABIO INC. (NEVADA) nor the consummation by VITABIO INC. (NEVADA) of the transactions contemplated hereby will

(i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or similar governing documents) of VITABIO INC. (NEVADA) or any of VITABIO INC. (NEVADA)'s subsidiaries,

(ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which VITABIO INC. (NEVADA) or any of VITABIO INC. (NEVADA)'s subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or

(iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to VITABIO INC. (NEVADA) or any of VITABIO INC. (NEVADA)'s subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Material Adverse Effect on VITABIO INC. (NEVADA)

No Default.

None of VITABIO INC. (NEVADA) or any of its subsidiaries is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of

(i) its Articles of Incorporation or Bylaws (or similar governing documents),

(ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which VITABIO INC. (NEVADA) or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or

(iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to VITABIO INC. (NEVADA), its subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on VITABIO INC. (NEVADA) Each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which VITABIO INC. (NEVADA) or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound that is material to VITABIO INC. (NEVADA) and its subsidiaries taken as a whole and that has not expired is in full force and effect and is not subject to any material default there under of which VITABIO INC. (NEVADA) is aware by any party obligated to VITABIO INC. (NEVADA) or any subsidiary there under.

No Undisclosed Liabilities; Absence of Changes.

Except as and to the extent disclosed by VITABIO INC. (NEVADA), none of VITABIO INC. (NEVADA) or its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of VITABIO INC. (NEVADA) and its consolidated subsidiaries (including the notes thereto) or which would have a Material Adverse Effect on VITABIO INC. (NEVADA) Except as disclosed by VITABIO INC. (NEVADA), none of VITABIO INC. (NEVADA) or its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which could reasonably be expected to have, and there have been no events, changes or effects with respect to VITABIO INC. (NEVADA) or its subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on VITABIO INC. (NEVADA) Except as and to the extent disclosed by VITABIO INC. (NEVADA). there has not been

(i) any material change by VITABIO INC. (NEVADA) in its accounting methods, principles or practices (other than as required after the date hereof by concurrent changes in generally accepted accounting principles),

(ii) any revaluation by VITABIO INC. (NEVADA) of any of its assets having a Material Adverse Effect on VITABIO INC. (NEVADA), including, without limitation, any write-down of the value of any assets other than in the ordinary course of business or

(iii) any other action or event that would have required the consent of any other party hereto had such action or event occurred after the date of this Agreement.

Litigation.

There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of VITABIO INC. (NEVADA)., threatened against VITABIO INC. (NEVADA) or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as disclosed by VITABIO INC. (NEVADA), none of VITABIO INC. (NEVADA) or its subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

Compliance with Applicable Law.

Except as disclosed by VITABIO INC. (NEVADA), VITABIO INC. (NEVADA) and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "VITABIO INC. (NEVADA) Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on VITABIO INC. (NEVADA). Except as disclosed by VITABIO INC. (NEVADA)., VITABIO INC. (NEVADA) and its subsidiaries are in compliance with the terms of the VITABIO INC. (NEVADA) Permits, except where the failure so to comply would not have a Material Adverse Effect on VITABIO INC. (NEVADA). Except as disclosed by VITABIO INC. (NEVADA), the businesses of VITABIO INC. (NEVADA) and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section with respect to Environmental Laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on VITABIO INC. (NEVADA). Except as disclosed by VITABIO INC. (NEVADA) no investigation or review by any Governmental Entity with respect to VITABIO INC. (NEVADA) or its subsidiaries is pending or, to the knowledge of VITABIO INC. (NEVADA), threatened, nor, to the knowledge of VITABIO INC. (NEVADA), has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which VITABIO INC. (NEVADA) reasonably believes will not have a Material Adverse Effect on VITABIO INC. (NEVADA)

Employee Benefit Plans; Labor Matters.

(a) With respect to each employee benefit plan, program, policy, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA), maintained or contributed to at any time by VITABIO INC. (NEVADA), any of its subsidiaries or any entity required to be aggregated with VITABIO INC. (NEVADA) or any of its subsidiaries pursuant to Section 414 of the Code (each, a "VITABIO INC. (NEVADA) Employee Plan"), no event has occurred and, to the knowledge of VITABIO INC. (NEVADA), no condition or set of circumstances exists in connection with which VITABIO INC. (NEVADA) or any of its subsidiaries could reasonably be expected to be subject to any liability which would have a Material Adverse Effect on VITABIO INC. (NEVADA).

(b)

i. No VITABIO INC. (NEVADA) Employee Plan is or has been subject to Title IV of ERISA or Section 412 of the Code; and

ii. each VITABIO INC. (NEVADA) Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable Internal Revenue Service determination letter, and nothing has occurred which could reasonably be expected to adversely affect such determination.

(c) Section 3.11(c) of the VITABIO INC. (NEVADA) Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each person who holds any VITABIO INC. (NEVADA) Stock Options, together with the number of VITABIO INC. (NEVADA) Shares which are subject to such option, the date of grant of such option, the extent to which such option is vested (or will become vested as a result of the Merger), the option price of such option (to the extent determined as of the date hereof), whether such option is a nonqualified stock option or is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of such option. Section 3.11(c) of the VITABIO INC. (NEVADA) Disclosure Schedule also sets forth the total number of such incentive stock options and such nonqualified options. VITABIO INC. (NEVADA) has furnished VITABIO INC. (NEVADA) with complete copies of the plans pursuant to which the VITABIO INC. (NEVADA) Stock Options were issued. Other than the automatic vesting of VITABIO INC. (NEVADA) Stock Options that may occur without any action on the part of VITABIO INC. (NEVADA) or its officers or directors, VITABIO INC. (NEVADA) has not taken any action that would result in any VITABIO INC. (NEVADA) Stock Options that are unvested becoming vested in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) VITABIO INC. (NEVADA) has made available to VITABIO INC. (CALIFORNIA)

i. a description of the terms of employment and compensation arrangements of all officers of VITABIO INC. (NEVADA) and a copy of each such agreement currently in effect;
ii. copies of all agreements with consultants who are individuals obligating VITABIO INC. (NEVADA) to make annual cash payments in an amount not exceeding $60,000;
iii. a schedule listing all officers of VITABIO INC. (NEVADA) who have executed a non-competition agreement with VITABIO INC. (NEVADA) and a copy of each such agreement currently in effect; (iv) copies (or descriptions) of all severance agreements, programs and policies of VITABIO INC. (NEVADA) with or relating to its employees, except programs and policies required to be maintained by law; and (v) copies of all plans, programs, agreements and other arrangements of the VITABIO INC. (NEVADA) with or relating to its employees which contain change in control provisions.

(e) There shall be no payment, accrual of additional benefits, acceleration of payments, or vesting in any benefit under any VITABIO INC. (NEVADA) Employee Plan or any agreement or arrangement disclosed under this Section solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

(f) There are no controversies pending or, to the knowledge of VITABIO INC. (NEVADA) threatened, between VITABIO INC. (NEVADA) or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA) Neither VITABIO INC. (NEVADA) nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by VITABIO INC. (NEVADA) or any of its subsidiaries (and neither VITABIO INC. (NEVADA) nor any of its subsidiaries has any outstanding material liability with respect to any terminated collective bargaining agreement or labor union contract), nor does VITABIO INC. (NEVADA). know of any activities or proceedings of any labor union to organize any of its or any of its subsidiaries' employees. VITABIO INC. (NEVADA) has no knowledge of any strike, slowdown, work stoppage, lockout or threat thereof by or with respect to any of its or any of its subsidiaries' employees.

Environmental Laws and Regulations.

(a) Except as disclosed by VITABIO INC. (NEVADA), (i) each of VITABIO INC. (NEVADA) and its subsidiaries is in material compliance with all Environmental Laws, except for non-compliance that would not have a Material Adverse Effect on VITABIO INC. (NEVADA), which compliance includes, but is not limited to, the possession by VITABIO INC. (NEVADA) and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) none of VITABIO INC. (NEVADA) or its subsidiaries has received written notice of, or, to the knowledge of VITABIO INC. (NEVADA), is the subject of, any Environmental Claim that could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA); and (iii) to the knowledge of VITABIO INC. (NEVADA), there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

(b) Except as disclosed by VITABIO INC. (NEVADA), there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA) that are pending or, to the knowledge of VITABIO INC. (NEVADA), threatened against VITABIO INC. (NEVADA) or any of its subsidiaries or, to the knowledge of VITABIO INC. (NEVADA), against any person or entity whose liability for any Environmental Claim VITABIO INC. (NEVADA) or its subsidiaries has or may have retained or assumed either contractually or by operation of law.

Tax Matters.

i. VITABIO INC. (NEVADA) and each of its subsidiaries has filed or has had filed on its behalf in a timely manner (within any applicable extension periods) with the appropriate Governmental Entity all income and other material Tax Returns with respect to Taxes of VITABIO INC. (NEVADA) and each of its subsidiaries and all Tax Returns were in all material respects true, complete and correct;

ii. all material Taxes with respect to VITABIO INC. (NEVADA) and each of its subsidiaries have been paid in full or have been provided for in accordance with GAAP on VITABIO INC. (NEVADA)'s most recent balance sheet which is part of the VITABIO INC. (NEVADA) SEC Documents;
iii. there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, province, local or foreign income or other material Tax Returns required to be filed by or with respect to VITABIO INC. (NEVADA) or its subsidiaries;
iv. to the knowledge of VITABIO INC. (NEVADA) none of the Tax Returns of or with respect to VITABIO INC. (NEVADA) or any of its subsidiaries is currently being audited or examined by any Governmental Entity; and
v. no deficiency for any income or other material Taxes has been assessed with respect to VITABIO INC. (NEVADA) or any of its subsidiaries which has not been abated or paid in full.

Title to Property.

VITABIO INC. (NEVADA) and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on VITABIO INC. (NEVADA); and, to VITABIO INC. (NEVADA)'s knowledge, all leases pursuant to which VITABIO INC. (NEVADA) or any of its subsidiaries lease from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of VITABIO INC. (NEVADA), under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which VITABIO INC. (NEVADA) or such subsidiary has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event of default would not have a Material Adverse Effect on VITABIO INC. (NEVADA)

Intellectual Property.

(a) Each of VITABIO INC. (NEVADA) and its subsidiaries owns, or possesses adequate licenses or other valid rights to use, all existing United States and foreign patents, trademarks, trade names, services marks, copyrights, trade secrets, and applications therefore that are material to its business as currently conducted (the "VITABIO INC. (NEVADA) Intellectual Property Rights").

(b) The validity of the VITABIO INC. (NEVADA) Intellectual Property Rights and the title thereto of VITABIO INC. (NEVADA) or any subsidiary, as the case may be, is not being questioned in any litigation to which VITABIO INC. (NEVADA) or any subsidiary is a party.

(c) The conduct of the business of VITABIO INC. (NEVADA) and its subsidiaries as now conducted does not, to VITABIO INC. (NEVADA)'s knowledge, infringe any valid patents, trademarks, tradenames, service marks or copyrights of others. The consummation of the transactions contemplated hereby will not result in the loss or impairment of any VITABIO INC. (NEVADA) Intellectual Property Rights.

(d) Each of VITABIO INC. (NEVADA) and its subsidiaries has taken steps it believes appropriate to protect and maintain its trade secrets as such, except in cases where VITABIO INC. (NEVADA). has elected to rely on patent or copyright protection in lieu of trade secret protection.

Insurance.

VITABIO INC. (NEVADA) and its subsidiaries maintain general liability and other business insurance.

Affiliates.

Except for the directors and executive officers of VITABIO INC. (NEVADA), there are no persons who, to the knowledge of VITABIO INC. (NEVADA), may be deemed to be affiliates of VITABIO INC. (NEVADA)VITABIO INC. (NEVADA) under Rule 1-02(b) of Regulation S-X of the US SEC (the "VITABIO INC. (NEVADA) Affiliates").

Certain Business Practices.

None of VITABIO INC. (NEVADA), any of its subsidiaries or any directors, officers, agents or employees of VITABIO INC. (NEVADA) or any of its subsidiaries has

i. used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
ii. made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA, or
iii. made any other unlawful payment.

Insider Interests.

No officer or director of VITABIO INC. (NEVADA) has any interest in any material property, real or personal, tangible or intangible, including without limitation, any computer software or VITABIO INC. (NEVADA) Intellectual Property Rights, used in or pertaining to the business of VITABIO INC. (NEVADA) or any subsidiary, except for the ordinary rights of a stockholder or employee stock option holder.

Opinion of Financial Adviser.

No advisers, as of the date hereof, have delivered to the VITABIO INC. (NEVADA) Board a written opinion to the effect that, as of such date, the exchange ratio contemplated by the Merger is fair to the holders of VITABIO INC. (NEVADA) Shares.

Brokers.

No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of VITABIO INC. (NEVADA)

Disclosure.

No representation or warranty of VITABIO INC. (NEVADA) in this Agreement or any certificate, schedule, document or other instrument furnished or to be furnished to VITABIO INC. (CALIFORNIA) pursuant hereto or in connection herewith contains, as of the date of such representation, warranty or instrument, or will contain any untrue statement of a material fact or, at the date thereof, omits or will omit to state a material fact necessary to make any statement herein or therein, in light of the circumstances under which such statement is or will be made, not misleading.

No Existing Discussions.

As of the date hereof, VITABIO INC. (NEVADA) is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Third Party Acquisition.

Material Contracts.

(a) VITABIO INC. (NEVADA) has delivered or otherwise made available to VITABIO INC. (CALIFORNIA) true, correct and complete copies of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which VITABIO INC. (NEVADA) is a party affecting the obligations of any party there under) to which VITABIO INC. (NEVADA). or any of its subsidiaries is a party or by which any of their properties or assets are bound that are, material to the business, properties or assets of VITABIO INC. (NEVADA) and its subsidiaries taken as a whole, including, without limitation, to the extent any of the following are, individually or in the aggregate, material to the business, properties or assets of VITABIO INC. (NEVADA) and its subsidiaries taken as a whole, all:

- **i.** employment, product design or development, personal services, consulting, non-competition, severance, golden parachute or indemnification contracts (including, without limitation, any contract to which VITABIO INC. (NEVADA) is a party involving employees of VITABIO INC. (NEVADA).);
- **ii.** licensing, publishing, merchandising or distribution agreements;
- **iii.** contracts granting rights of first refusal or first negotiation; (iv) partnership or joint venture agreements;
- **iv.** agreements for the acquisition, sale or lease of material properties or assets or stock or otherwise.
- **v.** Contracts or agreements with any Governmental Entity; and
- **vi.** all commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.2 hereof, the 'VITABIO INC. (NEVADA) Contracts"). Neither VITABIO INC. (NEVADA) nor any of its subsidiaries is a party to or bound by any severance, golden parachute or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

(b) Each of the VITABIO INC. (NEVADA) Contracts is valid and enforceable in accordance with its terms, and there is no default under any VITABIO INC. (NEVADA) Contract so listed either by VITABIO INC. (NEVADA) or, to the knowledge of VITABIO INC. (NEVADA), by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default there under by VITABIO INC. (NEVADA) or, to the knowledge of VITABIO INC. (NEVADA), any other party, in any such case in which such default or event could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA)

(c) No party to any such contract has given notice to VITABIO INC. (NEVADA) of or made a claim against VITABIO INC. (NEVADA) with respect to any breach or default there under, in any such case in which such breach or default could reasonably be expected to have a Material Adverse Effect on VITABIO INC. (NEVADA)

Other Potential Acquirers.

(a) VITABIO INC. (NEVADA), its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Third Party Acquisition.

Meetings of Stockholders.

Each of VITABIO INC. (NEVADA) and VITABIO INC. (CALIFORNIA) shall take all action necessary, in accordance with the respective General Corporation Law (GCL) of its respective state or country, and its respective Articles of Incorporation and bylaws, or similar governing documents, to duly call, give notice of, convene and hold a meeting of its stockholders, or receive a written majority consent of its respective stockholders, as promptly as practicable, to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder votes required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the GCL and its charter and bylaws, in the case of VITABIO INC. (CALIFORNIA) and the General Corporation Law of its respective state or country, and its charter and bylaws, in the case of VITABIO INC. (NEVADA) VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) will, through their respective Boards of Directors, recommend to their respective stockholders approval of such matters

OTC: BB Listing.

The parties shall use all reasonable efforts to cause the VITABIO INC. (NEVADA) Shares, upon closing of the Merger, to be quoted on the Pink Sheets market.

Access to Information.

Each of the parties hereto will hold and will cause its consultants and advisers to hold in confidence all documents and information furnished to it in connection with the transactions contemplated by this Agreement.

Additional Agreements, Reasonable Efforts.

Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Public Announcements.

VITABIO INC. (NEVADA), and VITABIO INC. (CALIFORNIA) will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any quotation requirements with FINRA as determined by VITABIO INC. (NEVADA) or VITABIO INC. (CALIFORNIA).

Indemnification.

(a) To the extent, if any, not provided by an existing right under one of the parties' directors and officers liability insurance policies, from and after the Effective Time, VITABIO INC. (CALIFORNIA) shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the parties hereto or any subsidiary thereof (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement arising out of actions or omissions occurring at or prior to the Agreement date and whether asserted or claimed prior to, (at or after the Agreement date) that are in whole or in part

i. based on, or arising out of the fact that such person is or was a director, officer or employee of such party or a subsidiary of such party or
ii. based on, arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such loss expense, claim, damage or liability (whether or not arising before the Agreement date),
iii. VITABIO INC. (CALIFORNIA) shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to VITABIO INC. (CALIFORNIA), promptly after statements therefore are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the GCL or its certificate of incorporation or bylaws,
iv. VITABIO INC. (NEVADA) will cooperate in the defense of any such matter and
v. any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the GCL and VITABIO INC. (CALIFORNIA)'s certificate of incorporation or bylaws shall be made by independent counsel mutually acceptable to VITABIO INC. (CALIFORNIA) and the Indemnified Party; provided, however, that VITABIO INC. (CALIFORNIA) shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, conflict on any significant issue between positions of any two or more Indemnified Parties.

(b) In the event VITABIO INC. (CALIFORNIA) or any of its successors or assigns

i. consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity or such consolidation or merger or

ii. transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of VITABIO INC. (CALIFORNIA) shall assume the obligations set forth in this Agreement.

(c) To the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification now existing in favor of the employees, agents, majority stockholders, directors or officers of VITABIO INC. (CALIFORNIA) and VITABIO INC. (NEVADA) and their subsidiaries with respect to their activities as such prior to the Effective Time, as provided in VITABIO INC. (CALIFORNIA)'s and VITABIO INC. (NEVADA)'s certificate of incorporation or bylaws, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Agreement date.

(d) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

Notification of Certain Matters.

The parties hereto shall give prompt notice to the other parties, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by such party or any of its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses or results of operations of such party and its subsidiaries taken as a whole to which such party or any of its subsidiaries is a party or is subject, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (v) any material adverse change in their respective financial condition, properties, businesses, results of operations or prospects taken as a whole, other than changes resulting from general economic conditions; provided, however, that the delivery of any notice pursuant to this Section shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Miscellaneous

Nonsurvival of Representations and Warranties.

The representations and warranties made herein shall not survive beyond the Agreement Date or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

Entire Agreement; Assignment.

This Agreement

(a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof and

(b) shall not be assigned by operation of law or otherwise.

Validity.

If any provision of this Agreement or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to each other party as follows:

If to VITABIO INC. (NEVADA):

VitaBio Inc.
Mr. Abdulmajid Shariff
1329 Hwy 295N, Ste. 10-289
Gardnerville, NV 89410

If to VITABIO INC. (CALIFORNIA):

VITABIO INC.
969G Edgewater Blvd. #168
Foster City, CA 99404

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof.

Descriptive Headings.

The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Certain Definitions.

For the purposes of this Agreement, the term:

(a) "affiliate" means (except as otherwise provided in Sections 2.19, 3.19 and 4.13) a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b) "business day" means any day other than a day on which NASDAQ is closed;

(c) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(d) "knowledge" or "known" means, with respect to any matter in question, if an executive officer of VITABIO INC. (CALIFORNIA) or VITABIO INC. (NEVADA) or its subsidiaries, as the case may be, has actual knowledge of such matter;

(e) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity; and

(f) "subsidiary" or "subsidiaries" of VITABIO INC. (CALIFORNIA), VITABIO INC. (NEVADA) or any other person, means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which VITABIO INC. (CALIFORNIA), VITABIO INC. (NEVADA) or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

Personal Liability.

This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of VITABIO INC. (CALIFORNIA), VITABIO INC. (NEVADA) or any officer, director, employee, agent, representative or investor of any party hereto.

Specific Performance.

The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that, if a party hereto is entitled to receive any payment or reimbursement of expenses, it shall not be entitled to specific performance to compel the consummation of the Merger.

Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

In Witness Whereof, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

VITABIO INC. (NEVADA):
A Nevada Corporation

Per

By: ______________________
Abdulmajid Shariff, President & CEO

VITABIO INC. (California):
A California Corporation

By: ______________________
Arthur Wu, President

Circletex Corp.
300 Center Ave, Bay City, MI 48708, USA • Tel: +1 (989) 891-0500 • Fax: +1 (989) 893-5752

SERVICES AGREEMENT

This Services Agreement is entered into by and between Circletex Corp., a Delaware company ("Circletex Corp."), and Vitabio Inc., ("Customer") as of November 29, 2006, (the "Effective Date").

The parties agree as follows:

1. Services. Circletex Corp., shall provide to Customer the services (the "Services") described in Exhibit A included in and made a part of this Agreement. Circletex Corp. reserves the right to make modifications to the Services with reasonable notice to Customer. If the parties agree that such modifications materially change the Services, Circletex Corp. will adjust the Fee (as defined in section 2) as the parties shall agree, or Customer shall have the right to terminate this Agreement as provided in section 3.

2. Consulting Services. The Customer hereby retains Circletex Corp. as an independent contractor, and Circletex Corp. hereby accepts and agrees to such retention. It is acknowledged and agreed by the Customer that Circletex Corp. carries neither professional licenses nor memberships in any self-regulatory organizations. It is further acknowledged and agreed by the Customer that Circletex Corp. is not rendering legal advice or performing accounting services and is not acting and shall not act as an investment advisor or broker/dealer within the meaning of any applicable state or federal securities laws. The services of Circletex Corp. shall not be exclusive nor shall Circletex Corp. be required to render any specific number of hours or assign specific personnel to the Customer or its projects.

3. Fees. As compensation for the Services, Customer shall pay Circletex Corp., in U.S. dollars, a fee of $40,000.00 (the "Fee"). The Fee shall be paid upon signing to accompany the signed execution of this agreement. In addition the Customer will compensate Circletex Corp. in shares equal in quantity to 5% of the outstanding shares of the Customer when the Customer starts trading on the OTC Market. The shares shall be in a form and manner acceptable to Circletex Corp. Customer will be responsible for all reasonable out-of-pocket expenses and these will be invoiced periodically. All terms are net 30 days. If Customer fails to pay any installment of Fee within thirty days after such installment becomes due, Customer will pay Circletex Corp. a late fee equal to one and one-half percent of that installment for each thirty-day period that such amount remains unpaid (18% per annum) and customer will forfeit and be liable for payment of any discounts given from Circletex Corp.'s standard ala Carte pricing on the contract services. In addition, Circletex Corp., at its option, may suspend the Services until all amounts payable to it by Customer have been paid or treat such failure to pay as a material breach of this Agreement and terminate this Agreement immediately.

4. Termination.

   a. This Agreement may be terminated after the first anniversary of the Effective Date for any reason by either party on thirty days' prior written notice to the other; provided that Circletex Corp. may terminate this Agreement immediately if Customer materially breaches this Agreement. On termination of this Agreement

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for any reason, at any time, Customer shall not be entitled to a refund of any portion of the Fee previously paid. If this Agreement is terminated before the first anniversary of the Effective Date, Customer shall pay Circletex Corp., within thirty days of such termination, the remainder of the Fee to which Circletex Corp. would be entitled from the termination date until such first anniversary absent such termination. Notwithstanding any provision in this section 3 to the contrary, if Customer terminates this Agreement before the first anniversary of the Effective Date because the parties agree there has been a material change in the Services as described in Exhibit A, Customer shall be required to pay Circletex Corp. only those installments of the Fee that become due on or before such termination.

b. This Agreement shall automatically terminate upon the dissolution, bankruptcy or insolvency of the Customer or Circletex Corp. Circletex Corp. and the Customer shall have the right and the discretion to terminate this Agreement should the other party, in performing its duties hereunder, violate any law, ordinance, permit or regulation of any governmental entity or self-regulatory organization, accept for violations that either singularly or in the aggregate do not have or will not have a materially adverse effect on the party desiring termination. Work Product: It is agreed that all information and materials produced for the Customer shall be the property of Circletex Corp., free and clear of all claims thereto by the Customer, and the Customer has no claim of authorship therein or ownership rights thereto. If terminated no funds paid will be refundable by Circletex Corp. to the Customer.

5. Representations and Warranties.

a. Representations and Warranties of Customer. Customer represents, warrants and agrees:

i. Customer has the legal capacity and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Customer and is its legal, valid and binding agreement, enforceable against Customer in accordance with its terms. Customer' s execution of this Agreement and the performance of its obligations hereunder do not conflict with or violate the governing documents of Customer or any of its affiliates or any obligations of Customer or any of its affiliates, whether arising by contract, operation of law or otherwise.

There is not pending or threatened any action, suit or proceeding before or by any court or other governmental body or regulatory authority to which Customer or any of its employees or affiliates is or may be a party or any of its properties is or may be subject, and no event has occurred that might affect Customer's ability to execute, deliver and perform its obligations under this Agreement. Without limiting the foregoing, none of Customer and Customer' s employees and affiliates

A. is subject to an order of the U.S. Securities and Exchange Commission (the " SEC") or any other securities regulatory authority relating to,

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B. has been convicted of any felony or misdemeanor involving,

C. has been found by the SEC or any other securities regulatory authority to have engaged in, or has been convicted of engaging in, or

D. has been found liable in any civil proceeding with respect to, a violation of any federal securities law or any securities law of any other jurisdiction, or the rules or regulations there under, or aiding, abetting, counseling commanding, inducing or procuring such a violation by another person.

iii. All offers and sales of securities issued by Customer, if any, have complied and will comply with the securities and other laws, and the rules or regulations there under, of each jurisdiction in which any such offer or sale was or is made. Without limiting the foregoing, Customer has timely filed all required reports, schedules, forms, statements, and other documents with the SEC (the "SEC Reports"). The SEC Reports comply in all respects with the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations there under. None of the SEC Reports contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Customer' s financial statements included in the SEC Reports comply in all respects with applicable accounting requirements and the published rules and regulations of the SEC, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Regulation S-X) applied on a consistent basis (except as may be indicated in the notes thereto), and fairly present Customer' s financial position as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

iv. All information, documents and other materials provided by Customer to Circletex Corp. in connection with the Services (the "Information") are accurate, complete, true and correct, and no such information, document or other material contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

v. Customer owns, or has the contractual right to use, all intellectual property it uses in its business, including, without limitation, all trade secrets, licenses, trademarks, service marks, trade names, logos, brands, copyrights, patents, franchises, proprietary technology, domain names and permits (collectively, " Intellectual Property"). Neither Customer nor any of its employees or affiliates is in breach of any

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license or agreement between Customer and any third party with respect to Customer' s Intellectual Property and neither Customer nor any of its employees or affiliates has infringed or is infringing on any Intellectual Property of another party.

vi. The foregoing representations and warranties shall continue during the term of this Agreement and if any event occurs that could make any of the foregoing incomplete or inaccurate; such event shall be deemed to be a material breach by Customer of this Agreement and Customer immediately shall notify Circletex Corp. of such event.

b. Representations and Warranties of Circletex Corp. Circletex Corp. represents and warrants to Customer and agrees with Customer that:

Circletex Corp. has the legal capacity and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Circletex Corp. and is its legal, valid and binding agreement, enforceable against Circletex Corp. in accordance with its terms. Circletex Corp.' s execution of this Agreement and the performance of its obligations hereunder do not conflict with or violate Circletex Corp.' s governing documents or any obligations by which Circletex Corp. is bound, whether arising by contract, operation of law or otherwise.

ii. Circletex Corp. is authorized to conduct business under the laws of each jurisdiction where it is required to be so authorized, and shall maintain such authorizations during the term of this Agreement if required by applicable law to do so to provide the Services to Customer. Circletex Corp. shall provide the Services in compliance with all applicable laws and regulations.

6. Intellectual Property. Circletex Corp. may use all of Customer' s Intellectual Property necessary for Circletex Corp. to provide the Services, including but not limited to using Customer' s name, logo and trademarks on any web site maintained by Circletex Corp. or in any promotional materials created in providing the Services. In addition, but without limiting the foregoing, Customer consents to any link from any web site maintained by Circletex Corp. to any web site maintained by Customer. Customer will not link any other web site to a web site maintained by Circletex Corp. without the prior written consent of Circletex Corp. Except as expressly granted hereby, this Agreement does not give either party any right, title or interest in or to the Intellectual Property of the other party. After this Agreement is terminated, all right, title and interest in and to each party' s Intellectual Property shall be held solely by that party.

7. Confidential Information.

a. From time to time in connection with the Services, Customer may provide to Circletex Corp. material, nonpublic information ("Confidential Information") relating to Customer. However, Customer is not obligated to disclose any Confidential Information to Circletex Corp. or its affiliates. If Customer intends to provide Confidential Information to Circletex Corp., Customer shall provide to one

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of the Circletex Corp. employees (each, an "Authorized Employee") listed on Exhibit B hereto (as it may be amended by Circletex Corp. in writing from time to time) at least three business days' advance written notice of its intent to provide the Confidential Information. On the date specified in such notice, Customer shall provide only to the Authorized Employee to whom such notice was delivered, the Confidential Information specified in the notice, in writing, marked on each page as "confidential" or "non-public". If an Authorized Employee notifies Customer that Circletex Corp. does not want to receive such Confidential Information, then Customer shall not deliver such Confidential Information to Circletex Corp. Customer shall not provide any oral Confidential Information to Circletex Corp. or any of its employees or affiliates, and shall not provide any Confidential Information to Circletex Corp., any of it's employees or affiliates in any manner other than as specified in this section.

b. Circletex Corp. will not use Confidential Information or reproduce, disclose or disseminate such Confidential Information to any other person (other than its employees or agents who need to know such Confidential Information, including but not limited to Circletex Corp.' s attorneys), except in connection with providing the Services, unless

   Customer has made such Confidential Information available to the public generally,

   ii. such Confidential Information has been made generally or publicly available other than by Circletex Corp. or any of its affiliates,

   iii. Circletex Corp. is required by law or requested by regulatory authorities to disclose such Confidential Information or

   iv. Circletex Corp. is required to disclose such Confidential Information pursuant to legal process,

in which case Circletex Corp. shall provide at least three business days' prior notice of such proposed disclosure or such lesser notice as Circletex Corp. receives. No information in this Agreement is Confidential Information.

8. <u>Conflicts of Interest.</u>

a. Circletex Corp. and other Circletex Corp. divisions and associates provide services similar to the Services, as well as other services, to other customers, including Customer' s competitors. This creates conflicts of interest over Circletex Corp.'s time devoted to providing the Services and providing services to other customers. Circletex Corp. will attempt to resolve all such conflicts in a manner that is generally fair to all of its customers.

b. Affiliates of Circletex Corp. are in the business of making investments and providing investment advice. The Affiliates may purchase or sell securities of Customer. Circletex Corp. and the Affiliates shall not be liable to Customer or its shareholders, employees, officers, directors or affiliates, or any other party, for any direct, indirect, consequential, incidental, special or punitive damages.

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c. Certain Circumstances: Circletex Corp. assumes no responsibility for any occurrences beyond Circletex Corp.'s control.

9. Disclaimer of Responsibility for Acts of the Customer. In no event shall Circletex Corp. be authorized or required by this Agreement to represent or make management decisions for the Customer. Circletex Corp. shall, under no circumstances, be made liable for any expense incurred or loss suffered by the Customer as a consequence of such decisions by the Customer or any affiliates or subsidiaries of the Customer as a result of services performed by Circletex Corp. hereunder. CIRCLETEX CORP. DISCLAIMS ANY AND ALL WARRANTIES RESPECTING THE SERVICES AND ACTIVITIES, INCLUDING ALL IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL CIRCLETEX CORP. BE LIABLE FOR ANY INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR OTHERWISE RELATING TO THE SERVICES TO BE PROVIDED UNDER THIS AGREEMENT, HOWEVER CAUSED, EVEN IF CIRCLETEX CORP. HAS BEEN ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES. IN NO EVENT SHALL CIRCLETEX CORP.'S LIABILITY FOR DAMAGES UNDER OR RELATING TO THIS AGREEMENT, REGARDLESS OF HOW ARISING, EXCEED THE AMOUNT OF CASH COMPENSATION PAID TO CIRCLETEX CORP. HEREUNDER.

10. Limitations on Liability. The obligations of Circletex Corp. under this Agreement are limited solely to furnishing the Services to Customer. Circletex Corp. provides the Services without warranty of any kind either express or implied, including but not limited to the implied warranties of merchantability and fitness for a particular purpose, which Circletex Corp. disclaims. Circletex Corp. does not guarantee or make any representations or warranties regarding the results or benefits of the Services. Customer is responsible for all information, including, but not limited to, Customer' s Intellectual Property, that is transmitted, published, distributed, presented or otherwise disseminated in connection with or as a result of the Services. Circletex Corp. shall not be liable to Customer or any of its shareholders, employees, officers, directors or affiliates for any direct, indirect, consequential, incidental, special or punitive damages, including but not limited to lost profits, loss of opportunity and other damages (collectively, "Damages").

11. Indemnification.

a. Each party shall indemnify, hold harmless, reimburse and defend the other, its affiliates and their directors, officers, shareholders, members, managers, partners, employees, affiliates and agents (the " Indemnified Parties"), from and against any and all claims, losses, damages, liabilities, obligations and expenses, as they are incurred, including, without limitation, settlement costs and any reasonable legal, accounting, expert witness and other expenses for defending any actions brought or threatened in writing, incurred by any of them arising out of or in connection with

i. the breach of this Agreement by the indemnifying party, or

ii. the gross negligence, bad faith or willful misconduct of the indemnifying party or any of its officers, directors, employees, affiliates or agents.

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b. Whenever any claim for indemnification arises under this Section 9, the Indemnified Party promptly shall notify indemnifying party of the claim and, when known, the facts that are the basis for such claim and the amount or an estimate of the amount of the liability arising there from. The indemnifying party shall defend the Indemnified Party against the claim(s) and bear all costs and fees incurred in doing so. The Indemnified Party may participate in defense of the claim(s) by retaining its own counsel, whose fees and costs it then will pay, and whether or not the Indemnified Party elects to participate in the defense, the indemnifying party may not settle or compromise such claim(s) without the Indemnified Party' s prior written consent.

c. Customer hereby agrees to indemnify and hold harmless Circletex Corp., their partners, employees, agents, representatives, assigns, and controlling persons (and other officers, directors, employees, agents, representatives, assigns and controlling persons) from any and all losses, claims, damages, liabilities, costs, and expenses (and all other actions, suits, proceedings, or claims in respect thereof) and any legal or other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the cost of investigating, preparing or defending any such action, suit, proceeding or claim for which it is a party), as and when incurred, directly or indirectly, caused by, relating to, based upon or arising out of the services pursuant to this agreement so long as Circletex Corp. has not committed intentional or willful misconduct, nor acted with gross negligence, in connection with the services which form the basis of the claim for indemnification. Customer further agrees that Circletex Corp. shall incur no liability on account of this agreement or any acts or omissions arising out of or relating to this agreement except for such intentional or willful misconduct. This paragraph shall survive the expiration or termination of this agreement. Customer also expressly indemnifies Circletex Corp. for any future liabilities, administrative, civil, or criminal related to the improper use by Customer or its assigns of any and all documentation that is provided to Customer by Circletex Corp. or parties that Circletex Corp. introduce to the Customer pursuant to this Agreement.

12. Third Party Advertising. Circletex Corp.'s web sites may maintain advertisements of third parties that may or may not be affiliated with Circletex Corp.

13. Independent Contractor. Circletex Corp. is and will hereafter act as an independent contractor and not as an employee of Customer, and nothing in this Agreement may be interpreted or construed to create any employment, partnership, joint venture or other relationship between Circletex Corp. and Customer. Nothing contained herein shall be considered to create an employer-employee relationship between the parties to this Agreement. The Customer shall not make social security, workers' compensation or unemployment insurance payments on behalf of Circletex Corp. The parties hereto acknowledge and agree that Circletex Corp. cannot guarantee the results of any of the services rendered or to be rendered by Circletex Corp. Rather, Circletex Corp. shall conduct its operations and provide its services in a professional manner and in accordance with good industry practice. Circletex Corp. will use its reasonable business efforts in providing services to Customer.

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14. Assignment. Customer may not assign this Agreement without the prior written consent of Circletex Corp.

15. Arbitration. **The parties waive their rights to seek remedies in court, including any right to a jury trial.** The parties agree that any dispute between or among any of them arising out of, relating to or in connection with this Agreement shall be resolved exclusively through binding arbitration conducted under the auspices of The American Arbitration Association pursuant to its Arbitration Rules and Procedures. The arbitration hearing shall be held in the county and state of the principal office of Circletex Corp. at the time the dispute arises. Disputes shall not be resolved in any other forum or venue. The arbitration shall be conducted by a retired judge who is experienced in resolving disputes regarding the securities business. The parties agree that the arbitrator shall apply the substantive law of Michigan to all state law claims, that limited discovery shall be conducted in accordance with the American Arbitration Associations' Arbitration Rules and Procedures, and that the arbitrator may not award punitive or exemplary damages, unless (but only to the extent that) such damages are required by law to be an available remedy for any of the specific claims asserted. In accordance with The American Arbitration Associations' Arbitration Rules and Procedures, the arbitrator' s award shall consist of a written statement as to the disposition of each claim and the relief, if any, awarded on each claim. The award shall not include or be accompanied by any findings of fact, conclusions of law or other written explanation of the reasons for the award. The parties understand that the right to appeal or to seek modification of any ruling or award by the arbitrator is severely limited under state and federal law. Any award rendered by the arbitrator shall be final and binding, and judgment may be entered on it in any court of competent jurisdiction in the county and state of the principal office of Circletex Corp. at the time the award is rendered or as otherwise provided by law.

16. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MICHIGAN, USA.

17. Notices. Communications under this Agreement must be in writing and will be deemed duly given and received when delivered personally, when transmitted by facsimile, three days after being sent by first class mail, or one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, all charges or postage prepaid, properly addressed to the party to receive such notice at that party' s address indicated below that party' s signature on this Agreement, or at any other address that either party may designate by notice to the other.

18. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any and all other provisions hereof.

19. Entire Agreement. This Agreement is the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, agreements and understandings regarding the subject matter hereof.

20. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

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21. No Waiver. No right or power of either party shall be waived by any act or conduct by that party, or by any failure to exercise, or delay in exercising, such right or power. Every right and power of either party shall continue in full force and effect until such right or power is specifically waived in writing by that party. No waiver of any right or power on any one occasion shall be a waiver of any other right or power on that occasion or of any right or power on any subsequent occasion. All remedies of either party against the other party are cumulative.

22. Attorneys' Fees. In the event of any controversy, claim or dispute between the parties arising out of or relating to this Agreement, or the alleged breach thereof, the prevailing party shall, in addition to any other relief or award, be entitled to recover its reasonable attorneys' fees and all of the costs incurred in connection therewith.

23. No Third-Party Beneficiaries. Except as provided in this agreement, neither party intends for this Agreement to benefit any third party not expressly named in this Agreement.

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This Services Agreement has been duly signed by or on behalf of the parties hereto as of the "EFFECTIVE DATE."

CUSTOMER

By: ______________________

Print Name: ______________________

Title: CEO

Address: ______________________

____

____

Telephone: ______________________

Facsimile: ______________________

CIRCLETEX CORP.

By: ______________________
Billie Cnudde
Manager of Public Company Services
Address: 300 Center Ave. Ste. 202
Bay City, MI 48708
Telephone: (989) 891-0500 ext. 111
Facsimile: (989) 893-5752

Cc: Nitin Amersey

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EXHIBIT A

DUTIES OF CIRCLETEX CORP. Circletex Corp. will provide the following business consulting services:

1. Provide general administrative services as may be requested by the Customer from time to time (secretarial).
2. Provide consulting advice as requested by the Customer from time to time.
3. Provide assistance in filing the Regulation A Offering with the SEC.
4. Provide assistance in filing the 15C211 with NASD.

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EXHIBIT B

Will be amended upon request

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商标注册证

第 1464170 号

商　　标

VITABIO

注　册　人 勇新环保科技股份有限公司
ADVANCED CONCEPT THERMAL SYSTEM, INC.

注册人地址 美国
969-G EDGEWATER BLVD, #168, FOSTER CITY, CA,
94404-3760 USA

核定使用商品　　第 1　　类

☆农业肥料，肥料，农业用肥，肥料制剂，腐殖质，种植土，无土生长培养基（农业），混合肥料，植物生长调节剂，植物肥料☆

注册有效期限　自公元2000 年 10月28日至 2010 年 10月[illegible]日

商标局

局长签发　侯林

Trade Mark Certificate

No.: 1464170

Trademark

VITABIO

Applicant: Advanced Concept Thermal system, Inc.

Address: USA
969-G Edgewater Blvd, #168, Foster City, CA,
94404-3760 USA

Approved Goods Usage Type 1

Agriculture fertilizer, fertilizer, fertilizer ingredient, humus products, soils, non-soil growing media, mixed fertilizer, plant grow adjuster, plant food

Registration Period

Since year of 2000 October 28 to year of 2010 October 27

Bureau Head **Ho-Lin**

經濟部智慧財產局商標資料檢索服務

商標種類	商標	正商標種類	商標
註冊/審定號	00895263	正註冊/審定號	00895263
申請案號	088025171	國籍	中華民國
申請日期	088/05/26	註冊日期	089/07/01
審定公告日期	089/04/01	註冊公告日期	089/08/01
審定公告卷期	27-007	註冊公告卷期	27-015
優先權日期		優先權國家	
圖樣顏色	墨色	專用期限	099/06/30
申請人/商標/標章權人 1	中文名稱	吳正新	
	中文地址	臺北市大安區辛亥路3段157巷8號	
	英文名稱		
	日文名稱		
	外文地址		
代理人1	中文名稱	賴經臣　宿希成	
	中文地址	臺北市松山區南京東路3段346號11樓1112室	

圖樣中文		VITA BIO
圖樣英文	VITA BIO	
圖樣日文		
圖樣記號		

商標圖樣不在專用之列			
商標圖樣描述			
說明文字內容			
商品類別 1	005	類似組群	0102 、 0504
		商品名稱	農業用、環境衛生用藥劑。

目前在案狀況

評定	在案狀況	無	舉發	在案狀況	無	報撤	在案狀況	無
提評	在案狀況	無	撤銷廢止	在案狀況	無	再授權	在案狀況	無
授權	在案狀況	無	延展	在案狀況	無	移轉	在案狀況	無
禁止處分	在案狀況	無	設定質權	在案狀況	無	變更	在案狀況	無
異議	在案狀況	無						

說明：一 本電腦查詢報表所示資料，爲目前辦理狀態，僅供參考，不得作爲申請案准駁、權利異動及侵害他人權益與否之依據，各項權利異動狀能，仍請洽本局相關單位確認。

二 資料僅供參考，不作爲准駁依據。

Ministry of Economic Affairs, Intellectual Property Bureau Trademark Search Service			
Trademark Type	Trademark	Official Trademark Type	Trademark
Registration Number	00895263	Official Registration Number	00895263
Application Number	088025171	Country	ROC(Taiwan)
Application Date	088/05/26 (088=1999)	Registration Date	089/07/01 (089=2000)
Publication Date	089/04/01 (089=2000)	Reg. Publication Date	089/08/01 (089=2000)
Publication Series	27-007	Reg. Publication Series	27-015
Preference Date		Preference Country	
Mark Color	Black	Usage Period	099/06/30 (099=2110)
Applicant	Name in Chinese	Arthur Wu	
	Address in Chinese	Taipei, Taiwan	
	Name in English		
	Name in Japanese		
	Foreign Address		
Agent	Name in Chinese	Gin-thern Lai, Hin-chen Su	
	Address in Chinese	Taipei, Taiwan	
Drawing in Chinese		VITA BIO	
Drawing in English	VITA BIO		
Drawing in Japanese			
Drawing mark			
mark not in usage			
Drawing description			
Mark description			
Classification	005	Related Class	0102, 0504
		Class Name	Agri., environmental
	Current Other Status		
None in all subcategories			

END